FILED PURSUANT TO RULE 424(b)(3)

FILE NUMBER 333-180481

VISANT CORPORATION AND SUBSIDIARY REGISTRANTS

SUPPLEMENT NO. 2 TO PROSPECTUS DATED APRIL 11, 2012

THE DATE OF THIS SUPPLEMENT IS AUGUST 15, 2012

ON AUGUST 14, 2012, VISANT CORPORATION FILED THE ATTACHED

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number	Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone Number	I.R.S. Employer Identification No.
333-120386	VISANT CORPORATION	90-0207604
(Incorporated in Delaware)
357 Main Street
Armonk, New York 10504
Telephone: (914) 595-8200

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.  Yes  ☐  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

As of August 6, 2012, there were 1,000 shares of common stock, par value $.01 per share, of Visant Corporation outstanding (all of which are indirectly, beneficially owned by Visant Holding Corp.).

The registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months.

FILING FORMAT

This Quarterly Report on Form 10-Q is being filed by Visant Corporation (“Visant”). Unless the context indicates otherwise, any reference in this report to the “Company”, “we”, “our” or “us” refers to Visant together with its consolidated subsidiaries.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended		Six months ended
	June 30,	July 2,	June 30,	July 2,
In thousands	2012	2011	2012	2011
Net sales	$464,655	$493,148	$723,458	$743,886
Cost of products sold	198,105	205,715	324,724	325,618

Gross profit	266,550	287,433	398,734	418,268
Selling and administrative expenses	122,169	129,200	233,107	245,885
Gain on disposal of fixed assets	(328)	(364)	(2,166)	(425)
Special charges	7,202	8,751	8,692	11,514

Operating income	137,507	149,846	159,101	161,294
Interest expense, net	39,443	39,626	78,919	82,225

Income before income taxes	98,064	110,220	80,182	79,069
Provision for income taxes	41,451	49,669	33,706	36,992

Net income	$56,613	$60,551	$46,476	$42,077

Comprehensive income	$55,066	$60,466	$45,494	$42,239

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
In thousands, except share amounts	2012	2011
ASSETS
Cash and cash equivalents	$63,830	$36,014
Accounts receivable, net	133,809	112,838
Inventories	79,167	109,290
Salespersons overdrafts, net of allowance of $11,252 and $12,915, respectively	16,498	30,074
Prepaid expenses and other current assets	17,026	19,313
Income tax receivable	2,544	2,022
Deferred income taxes	18,235	21,896

Total current assets	331,109	331,447

Property, plant and equipment	519,580	501,286
Less accumulated depreciation	(313,366)	(291,236)

Property, plant and equipment, net	206,214	210,050
Goodwill	983,114	983,114
Intangibles, net	426,144	448,394
Deferred financing costs, net	48,053	52,486
Deferred income taxes	2,564	2,564
Other assets	13,240	11,533
Prepaid pension costs	4,906	4,906

Total assets	$2,015,344	$2,044,494

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDER’S DEFICIT
Accounts payable	$50,643	$55,350
Accrued employee compensation and related taxes	34,850	30,547
Commissions payable	33,294	21,365
Customer deposits	69,386	176,996
Income taxes payable	63,868	29,812
Current portion of long-term debt and capital leases	4,432	4,026
Interest payable	35,317	34,294
Other accrued liabilities	27,342	36,384

Total current liabilities	319,132	388,774

Long-term debt and capital leases - less current maturities	1,914,741	1,913,579
Deferred income taxes	159,031	158,095
Pension liabilities, net	95,270	97,174
Other noncurrent liabilities	39,441	44,851

Total liabilities	2,527,615	2,602,473

Mezzanine equity	792	578
Preferred stock $.01 par value; authorized 300,000 shares; none issued and outstanding at June 30, 2012 and December 31, 2011	—	—
Common stock $.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding at June 30, 2012 and December 31, 2011	—	—
Additional paid-in-capital	103	103
Accumulated deficit	(449,023)	(495,499)
Accumulated other comprehensive loss	(64,143)	(63,161)

Total stockholder’s deficit	(513,063)	(558,557)

Total liabilities, mezzanine equity and stockholder’s deficit	$2,015,344	$2,044,494

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended
In thousands	June 30, 2012	July 2, 2011
Net income	$46,476	$42,077
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	24,169	25,051
Amortization of intangible assets	27,201	27,801
Amortization of debt discount, premium and deferred financing costs	6,098	5,649
Other amortization	201	220
Deferred income taxes	4,753	8,185
Gain on disposal of fixed assets	(2,166)	(425)
Stock-based compensation	214	241
Loss on asset impairments	370	4,269
Other	575	3,796
Changes in assets and liabilities:
Accounts receivable	(21,491)	(35,633)
Inventories	30,011	23,786
Salespersons overdrafts	13,579	14,232
Prepaid expenses and other current assets	897	5,723
Accounts payable and accrued expenses	2,065	1,871
Customer deposits	(107,649)	(111,246)
Commissions payable	11,926	14,758
Income taxes payable/receivable	33,562	24,355
Interest payable	1,023	(12,696)
Other operating activities, net	(15,012)	4,451

Net cash provided by operating activities	56,802	46,465

Purchases of property, plant and equipment	(30,747)	(27,471)
Proceeds from sale of property and equipment	3,586	2,970
Acquisition of business, net of cash acquired	—	(4,681)
Additions to intangibles	(1,305)	(106)
Other investing activities, net	1	—

Net cash used in investing activities	(28,465)	(29,288)

Short-term borrowings	30,000	—
Short-term repayments	(30,000)	—
Repayment of long-term debt and capital lease obligations	(2,229)	(8,166)
Proceeds from issuance of long-term debt and capital leases	2,094	349
Debt financing costs and related expenses	—	(16,579)

Net cash used in financing activities	(135)	(24,396)

Effect of exchange rate changes on cash and cash equivalents	(386)	15

Increase (decrease) in cash and cash equivalents	27,816	(7,204)
Cash and cash equivalents, beginning of period	36,014	60,197

Cash and cash equivalents, end of period	$63,830	$52,993

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Overview and Basis of Presentation

Overview

The Company is a marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance, cosmetic and personal care sampling and packaging, and educational and trade publishing segments. The Company sells products and services to end customers through several different sales channels including independent sales representatives and dedicated sales forces. Sales and results of operations are impacted by a number of factors, including general economic conditions, seasonality, cost of raw materials, school population trends, the availability of school funding, product and service offerings and quality and price.

On October 4, 2004, an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and affiliates of DLJ Merchant Banking Partners III, L.P. (“DLJMBP III”) completed a series of transactions which created a marketing and publishing services enterprise (the “Transactions”) through the combination of Jostens, Inc. (“Jostens”), Von Hoffmann Corporation (“Von Hoffmann”) and AKI, Inc. and its subsidiaries (“Arcade”).

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P. (“DLJMBP II”), and DLJMBP III owned approximately 82.5% of Visant Holding Corp.’s (“Holdco”) outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, while affiliates of DLJMBP III held equity interests representing approximately 41.0% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, with the remainder held by other co-investors and certain members of management. As of June 30, 2012, affiliates of KKR and DLJMBP III (collectively, the “Sponsors”) held approximately 49.2% and 41.1%, respectively, of Holdco’s voting interest, while each continued to hold approximately 44.7% of Holdco’s economic interest. As of June 30, 2012, the other co-investors held approximately 8.4% of the voting interest and 9.1% of the economic interest of Holdco, and members of management held approximately 1.3% of the voting interest and approximately 1.5% of the economic interest of Holdco (exclusive of exercisable options). Visant is an indirect wholly owned subsidiary of Holdco.

Basis of Presentation

The unaudited condensed consolidated financial statements included herein are for Visant and its wholly-owned subsidiaries.

All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements of Visant and its subsidiaries are presented pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) in accordance with disclosure requirements for the quarterly report on Form 10-Q. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and footnotes included in Visant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amounts previously reported for “Stock-based compensation” and “Other operating activities, net” within the operating section of the Condensed Consolidated Statement of Cash Flows for the six months ended July 2, 2011 have been adjusted in order to present separately the amount of stock-based compensation not settled in cash; however, total net cash provided by operating activities was unchanged.

2.	Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the respective customer, delivery and acceptance has occurred, collectability is probable and pricing is fixed or determinable. Revenue is recognized (1) when products are shipped (if shipped free on board “FOB” shipping point), (2) when products are delivered (if shipped FOB destination) or (3) as services are performed as determined by contractual agreement, but in all cases only when risk of loss has transferred to the customer and the Company has no further performance obligations.

Shipping and Handling

Net sales include amounts billed to customers for shipping and handling costs. Costs incurred for shipping and handling are recorded in cost of products sold.

Cost of Products Sold

Cost of products sold primarily includes the cost of paper and other materials, direct and indirect labor and related benefit costs, depreciation of production assets and shipping and handling costs.

Warranty Costs

Provisions for warranty costs related to Jostens’ scholastic products, particularly class rings due to their lifetime warranty, are recorded based on historical information and current trends in manufacturing costs. The provision related to the lifetime warranty is based on the number of rings manufactured in the prior school year consistent with industry standards. The provision for the total net warranty costs on rings was $1.2 million and $1.3 million for each of the three-month periods ended June 30, 2012 and July 2, 2011, respectively. The provision for the total net warranty costs on rings was $2.6 million and $2.7 million for each of the six-month periods ended June 30, 2012 and July 2, 2011, respectively. Warranty repair costs for rings manufactured in the current school year are expensed as incurred. Accrued warranty costs included in the Condensed Consolidated Balance Sheets were approximately $0.6 million as of each of June 30, 2012 and December 31, 2011.

Selling and Administrative Expenses

Selling and administrative expenses are expensed as incurred. These costs primarily include salaries and related benefits of sales and administrative personnel, sales commissions, amortization of intangibles and professional fees such as audit and consulting fees.

Advertising

The Company expenses advertising costs as incurred. Selling and administrative expenses included advertising expense of $2.2 million and $1.7 million for each of the quarters ended June 30, 2012 and July 2, 2011, respectively. Advertising expense totaled $4.2 million for the six months ended June 30, 2012 and $3.7 million for the six months ended July 2, 2011.

Derivative Financial Instruments

The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in earnings or other comprehensive income (loss), based on whether the instrument qualifies for and is designated as part of a hedging relationship. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified into earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion, if any, of a derivative’s change in fair value is recognized in earnings in the current period. Refer to Note 11, Derivative Financial Instruments and Hedging Activities, for further details.

Stock-Based Compensation

The Company recognizes compensation expense related to all equity awards granted, including awards modified, repurchased or cancelled based on the fair values of the awards at the grant date. Visant recognized total stock-based compensation expense of approximately $0.1 million and $3.4 million for each of the three months ended June 30, 2012 and July 2, 2011, respectively. Visant recognized total stock-based compensation expense of approximately $0.2 million and $5.9 million for each of the six months ended June 30, 2012 and July 2, 2011, respectively. Stock-based compensation is included in selling and administrative expenses. Refer to Note 15, Stock-based Compensation, for further details.

Mezzanine Equity

Certain management stockholder agreements contain a purchase feature pursuant to which, in the event the holder’s employment terminates as a result of the death or permanent disability (as defined in the agreement) of the holder, the holder (or his/her estate, in the case of death) has the option to require that the common shares or vested options be purchased from the holder (estate) and settled in cash. These equity instruments are considered temporary equity and have been classified as mezzanine equity on the balance sheet as of both June 30, 2012 and December 31, 2011.

Recently Adopted Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) amended its authoritative guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance became effective for the first reporting period beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In December 2010, the FASB amended its authoritative guidance related to business combinations entered into by an entity that is material on an individual or aggregate basis. These amendments clarify existing guidance that, if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also require expanded supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance became effective, on a prospective basis, for business combinations for which the acquisition date is on or after the first annual reporting period after December 15, 2010. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”) which generally provides a uniform framework for fair value measurements and related disclosures between GAAP and the International Financial Reporting Standards (“IFRS”). Additional disclosure requirements in ASU 2011-04 include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference, (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 became effective for interim and annual periods beginning on or after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”) which revises the manner in which entities present comprehensive income in their financial statements. This new guidance amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, referred to as the statement of comprehensive income, or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU 2011-05 became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”) which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If an entity determines, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than the carrying amount for such reporting unit, then the two-step goodwill impairment test would be required. Otherwise, further goodwill impairment testing would not be required. Companies are not required to perform the qualitative assessment for any reporting unit in any period and may proceed directly to Step 1 of the goodwill impairment test. A company that validates its conclusion by measuring fair value can resume performing the qualitative assessment in any subsequent period. ASU 2011-08 became effective for annual and interim goodwill impairment tests performed with respect to fiscal years beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-09 (“ASU 2011-09”), which amends ASC 715-80 by increasing the quantitative and qualitative disclosures an employer is required to provide about its participation in significant multiemployer plans that offer pension or other postretirement benefits. The objective of ASU 2011-09 is to enhance the transparency of disclosures about (1) the significant multiemployer plans in which an employer participates, (2) the level of the employer’s participation in those plans, (3) the financial health of the plans and (4) the nature of the employer’s commitments to the plans. ASU 2011-09 is effective for fiscal years ending after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12 (“ASU 2011-12”) which defers certain provisions of ASU 2011-05. One provision of ASU 2011-05 required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This requirement is indefinitely deferred under ASU 2011-12 and will be further deliberated by the FASB at a future date. During the deferral period, all entities are required to comply with existing requirements for reclassification adjustments in Accounting Standards Codification 220, Comprehensive Income, which indicates that “an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements.” The effective date of ASU 2011-12 for public entities is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

3.	Restructuring Activity and Other Special Charges

During the three months ended June 30, 2012, the Company recorded $7.1 million of restructuring costs and $0.1 million of other special charges. Restructuring costs consisted of $5.5 million of severance and related benefits associated with the consolidation of Jostens’ Topeka, Kansas facility which will be substantially completed by early 2013, and $0.9 million of severance and related benefits in the Scholastic segment associated with reductions in force. Also included for the second fiscal quarter ended June 30, 2012 were $0.7 million of costs consisting of severance and related benefits associated with reductions in force in connection with the consolidation of certain operations in the Marketing and Publishing Services segment. Other special charges consisted of $0.1 million of non-cash asset related impairment charges in the Marketing and Publishing Services segment. The associated employee headcount reductions related to the above actions were 374 and 21 in the Memory Book and Scholastic segments, respectively.

During the six-month period ended June 30, 2012, the Company recorded $8.3 million of restructuring costs and $0.4 million of other special charges. Restructuring costs consisted of $5.5 million, $2.0 million and $0.9 million of severance and related benefits associated with the consolidation of Jostens’ Topeka, Kansas facility in the Memory Book segment, which will be substantially completed by early 2013, and reductions in force in the Marketing and Publishing Services and Scholastic segments, respectively. Other special charges consisted of $0.4 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Marketing and Publishing Services segment. The associated employee headcount reductions related to the above actions were 374, 57 and 21 in the Memory Book, Marketing and Publishing Services and Scholastic segments, respectively.

During the three months ended July 2, 2011, the Company recorded $5.8 million of restructuring costs and $2.9 million of other special charges. Restructuring costs consisted of $4.1 million, $1.3 million and $0.4 million of severance and related benefits associated with reductions in force in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively. Other special charges consisted of $2.2 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Memory Book segment and $0.7 million of non-cash asset related impairment charges in the Marketing and Publishing Services segment associated with the closure of the Milwaukee, Wisconsin facility. The associated employee headcount reductions related to the above actions were 231, 92 and 23 in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively.

During the six-month period ended July 2, 2011, the Company recorded $7.2 million of restructuring costs and $4.3 million of other special charges. Restructuring costs consisted of $4.4 million, $2.1 million and $0.7 million of severance and related benefits associated with reductions in force in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively. Other special charges consisted of $2.2 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Memory Book segment and $2.1 million of non-cash asset related impairment charges associated with the closure of the Milwaukee, Wisconsin facility. The associated employee headcount reductions related to the above actions were 234, 137 and 29 in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively.

Restructuring accruals of $7.8 million and $2.9 million as of June 30, 2012 and December 31, 2011, respectively, are included in other accrued liabilities in the Condensed Consolidated Balance Sheets. The accruals included amounts provided for severance and related benefits related to headcount reductions in each segment.

On a cumulative basis through June 30, 2012, the Company incurred $28.7 million of employee severance and related benefit costs associated with the 2012, 2011, 2010 and 2009 initiatives, which affected an aggregate of 1,594 employees. The Company paid $20.8 million in cash related to these initiatives as of June 30, 2012.

Changes in the restructuring accruals during the first six months of 2012 were as follows:

In thousands	2012 Initiatives	2011 Initiatives	2010 Initiatives	2009 Initiatives	Total
Balance at December 31, 2011	$—	$2,384	$241	$267	$2,892
Restructuring charges	8,392	(57)	(12)	—	8,323
Severance and related benefits paid	(1,292)	(1,871)	(148)	(56)	$(3,367)

Balance at June 30, 2012	$7,100	$456	$81	$211	$7,848

The majority of the remaining severance and related benefits associated with all initiatives are expected to be paid by the end of 2013.

4.	Acquisitions

On April 4, 2011, the Company consummated the acquisition of Color Optics, Inc. (“Color Optics”) through a stock purchase for a total purchase price of $4.8 million paid in cash at closing and a subsequent working capital adjustment. Color Optics is a specialized packaging provider, serving the cosmetic and consumer products industries with highly-decorated packaging solutions complementary to the Company’s sampling business. The results of the acquired Color Optics operations are reported as part of the Marketing and Publishing Services segment from the date of acquisition. There were no goodwill or intangible assets recognized in connection with this acquisition.

The aggregate cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based upon their relative fair values as of the date of the acquisition.

The final allocation of the purchase price for the Color Optics acquisition was as follows:

In thousands
Current assets	$3,451
Property, plant and equipment	614
Intangible assets	—
Goodwill	—
Long-term assets	2,412
Current liabilities	(1,647)
Long-term liabilities	(54)

$4,776

The Color Optics acquisition was not considered material to the Company’s results of operations, financial position or cash flows.

5.	Comprehensive Income

The following amounts were included in determining comprehensive income for the Company as of the dates indicated:

	Three months ended		Six months ended
In thousands	June 30, 2012	July 2, 2011	June 30, 2012	July 2, 2011
Net income	$56,613	$60,551	$46,476	$42,077
Change in cumulative translation adjustment	(580)	104	(530)	539
Pension and other postretirement benefit plans, net of tax	756	(189)	1,511	(377)
Deferred loss on derivatives, net of tax	(1,723)	—	(1,963)	—

Comprehensive income	$55,066	$60,466	$45,494	$42,239

6.	Accounts Receivable

Net accounts receivable were comprised of the following:

In thousands	June 30, 2012	December 31, 2011
Trade receivables	$152,047	$125,198
Allowance for doubtful accounts	(5,064)	(5,326)
Allowance for sales returns	(13,174)	(7,034)

Accounts receivable, net	$133,809	$112,838

7.	Inventories

Inventories were comprised of the following:

In thousands	June 30, 2012	December 31, 2011
Raw materials and supplies	$35,737	$48,144
Work-in-process	22,666	31,685
Finished goods	20,764	29,461

Inventories	$79,167	$109,290

Precious Metals Consignment Arrangement

Jostens is a party to a precious metals consignment agreement with a major financial institution whereby it currently has the ability to obtain up to the lesser of a certain specified quantity of precious metals and $57.0 million in dollar value in consigned inventory. As required by the terms of the agreement, Jostens does not take title to consigned inventory until payment. Accordingly, Jostens does not include the value of consigned inventory or the corresponding liability in its consolidated financial statements. The value of consigned inventory at June 30, 2012 and July 2, 2011 was $29.4 million and $28.5 million, respectively. The agreement does not have a stated term, and it can be terminated by either party upon 60 days written notice. Additionally, Jostens incurred expenses for consignment fees related to this facility of $0.3 million for each of the three-month periods ended June 30, 2012 and July 2, 2011, respectively. The consignment fees expensed for each of the six months ended June 30, 2012 and July 2, 2011 were $0.5 million. The obligations under the consignment agreement are guaranteed by Visant.

8.	Fair Value Measurements

The Company measures fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

The disclosure requirements around fair value establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis except as noted in Note 11, Derivative Financial Instruments and Hedging Activities.

In addition to the methods and assumptions the Company uses to record the fair value of financial and non-financial instruments as discussed above, the Company used the following methods and assumptions to estimate the fair value of its financial instruments which are not recorded at fair value on the balance sheet as of June 30, 2012. As of June 30, 2012, the fair value of Visant’s 10.00% senior notes due 2017 (the “Senior Notes”) was estimated based on quoted market prices for identical instruments in inactive markets. The fair value of the outstanding Senior Notes, with a principal amount of $750.0 million, approximated $749.1 million at such date. As of June 30, 2012, the fair value of the term loan B facility maturing in 2016 (the “Term Loan Credit Facility”) was estimated based on quoted market prices for similar instruments in inactive markets. The fair value of the Term Loan Credit Facility, with an outstanding principal amount of $1,174.4 million, approximated $1,139.2 million at such date.

As of December 31, 2011, the fair value of the Senior Notes was estimated based on quoted market prices for identical instruments in inactive markets. The fair value of the Senior Notes, with an outstanding principal amount of $750.0 million, approximated $688.1 million at such date. As of December 31, 2011, the fair value of the Term Loan Credit Facility was estimated based on quoted market prices for similar instruments in inactive markets. The fair value of the Term Loan Credit Facility, with an outstanding principal amount of $1,174.4 million, approximated $1,103.9 million at such date.

Each of the Senior Notes and the Term Loan Credit Facility are classified within Level 2 of the valuation hierarchy as of each of June 30, 2012 and December 31, 2011.

9.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill is as follows:

In thousands	Scholastic	Memory Book	Marketing and Publishing Services	Total
Balance at December 31, 2011	$309,878	$391,178	$282,058	$983,114
Goodwill additions during the period	—	—	—	—
Reduction in goodwill	—	—	—	—
Currency translation	—	—	—	—

Balance at June 30, 2012	$309,878	$391,178	$282,058	$983,114

Information regarding other intangible assets is as follows:

		June 30, 2012			December 31, 2011
		Gross			Gross
	Estimated	carrying	Accumulated		carrying	Accumulated
In thousands	useful life	amount	amortization	Net	amount	amortization	Net
School relationships	10 years	$330,000	$(294,598)	$35,402	$330,000	$(278,161)	$51,839
Internally developed software	2 to 5 years	9,800	(9,800)	—	9,800	(9,800)	—
Patented/unpatented technology	3 years	12,825	(11,738)	1,087	12,692	(11,670)	1,022
Customer relationships	4 to 40 years	159,349	(54,828)	104,521	158,339	(48,811)	109,528
Trademarks (definite lived)	20 years	483	(55)	428	471	(32)	439
Restrictive covenants	3 to 10 years	59,026	(35,800)	23,226	55,459	(31,373)	24,086

		571,483	(406,819)	164,664	566,761	(379,847)	186,914
Trademarks	Indefinite	261,480	—	261,480	261,480	—	261,480

		$832,963	$(406,819)	$426,144	$828,241	$(379,847)	$448,394

Amortization expense related to other intangible assets was $13.4 million and $13.9 million for the three months ended June 30, 2012 and July 2, 2011, respectively. For the six months ended June 30, 2012 and July 2, 2011, amortization expense related to other intangible assets was $27.2 million and $27.8 million, respectively.

Based on intangible assets in service as of June 30, 2012, estimated amortization expense for the remainder of fiscal 2012 and each of the five succeeding fiscal years is $18.6 million for 2012, $44.3 million for 2013, $15.1 million for 2014, $14.3 million for 2015, $12.5 million for 2016 and $9.0 million for 2017.

10.	Debt

Debt obligations as of June 30, 2012 and December 31, 2011 consisted of the following:

	June 30,	December 31,
In thousands	2012	2011
Senior secured term loan facilities, net of original issue discount of $17.5 million:
Term Loan B, variable rate, 5.25% at June 30, 2012 with quarterly interest payments, principal due and payable at maturity - December 2016	$1,156,877	$1,155,212
Senior notes, 10.00% fixed rate, with semi-annual interest payments of $37.5 million in April and October, principal due and payable at maturity - October 2017	750,000	750,000

	1,906,877	1,905,212
Equipment financing arrangements	7,151	6,055
Capital lease obligations	5,145	6,338

Total debt	$1,919,173	$1,917,605

Senior Secured Credit Facilities

In connection with the refinancing consummated by Visant on September 22, 2010 (the “Refinancing”), Visant entered into senior secured credit facilities, among Visant, as borrower, Jostens Canada Ltd. (“Jostens Canada”), as Canadian borrower, Visant Secondary Holdings Corp. (“Visant Secondary”), as guarantor, the lenders from time to time parties thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and Credit Suisse AG, Toronto Branch, as Canadian administrative agent, for the Term Loan Credit Facility and a revolving credit facility expiring in 2015 consisting of a $165.0 million U.S. revolving credit facility available to Visant and its subsidiaries and a $10.0 million Canadian revolving credit facility available to Jostens Canada (the “Revolving Credit Facility” and together with the Term Loan Credit Facility, the “Credit Facilities”). The borrowing capacity under the Revolving Credit Facility can also be used for the issuance of up to $35.0 million of letters of credit (inclusive of a Canadian letter of credit facility). On March 1, 2011, Visant announced the completion of the repricing of the Term Loan Credit Facility (the “Repricing”). The amended Term Loan Credit Facility provides for an interest rate for each term loan based upon LIBOR or an alternative base rate (“ABR”) plus a spread of 4.00% or 3.00%, respectively, with a 1.25% LIBOR floor. In connection with the amendment, Visant was required to pay a prepayment premium of 1.00% of the outstanding principal amount of the Term Loan Credit Facility along with certain other fees and expenses. The Credit Facilities allow Visant, subject to certain conditions, to incur additional term loans under the Term Loan Credit Facility in either case in an aggregate principal amount of up to $300.0 million, which additional term loans will have the same security and guarantees as the Term Loan Credit Facility. Amounts borrowed under the Term Loan Credit Facility that are repaid or prepaid may not be reborrowed. On December 22, 2011, Visant made an optional prepayment of $60.0 million on its Term Loan Credit Facility.

Visant’s obligations under the Credit Facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary and all of Visant’s material current and future wholly-owned domestic subsidiaries (the “U.S. Subsidiary Guarantors”). The obligations of Jostens Canada under the Credit Facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary, Visant, the U.S. Subsidiary Guarantors and by any future Canadian subsidiaries of Visant. Visant’s obligations under the Credit Facilities and the guarantees are secured by substantially all of Visant’s assets and substantially all of the assets of Visant Secondary and the U.S. Subsidiary Guarantors. The obligations of Jostens Canada under the Credit Facilities and the guarantees are also secured by substantially all of the tangible and intangible assets of Jostens Canada and any future Canadian subsidiaries of Visant.

The Credit Facilities require that Visant not exceed a maximum total leverage ratio, that it meet a minimum interest coverage ratio and that it abide by a maximum capital expenditure limitation. In addition, the Credit Facilities contain certain restrictive covenants which, among other things, limit Visant’s and its subsidiaries’ ability to incur additional indebtedness and liens, pay dividends, prepay subordinated and senior unsecured debt, make investments, merge or consolidate, change the business, amend the terms of its subordinated and senior unsecured debt, engage in certain dispositions of assets, enter into sale and leaseback transactions, engage in certain transactions with affiliates and engage in certain other activities customarily restricted in such agreements. It also contains certain customary events of default, subject to applicable grace periods, as appropriate.

As of June 30, 2012, the annual interest rate under the Revolving Credit Facility was LIBOR plus 5.25% or an ABR plus 4.25% (or, in the case of Canadian dollar denominated loans, the bankers’ acceptance discount rate plus 5.25% or the Canadian prime rate plus 4.25% (subject to a floor of the one-month Canadian Dealer Offered Rate plus 1.00%)), in each case, with step-downs based on the total leverage ratio. To the extent that the interest rates on the borrowings under the Revolving Credit Facility are determined by reference to LIBOR, the LIBOR component of such interest rates is subject to a LIBOR floor of 1.75%.

As of June 30, 2012, there was $11.9 million outstanding in the form of letters of credit, leaving $163.1 million available for borrowing under the Revolving Credit Facility. Visant is obligated to pay commitment fees of 0.75% on the unused portion of the Revolving Credit Facility, with a step-down to 0.50% if the total leverage ratio is below 5.00 to 1.00.

Senior Notes

In connection with the issuance of the Senior Notes as part of the Refinancing, Visant and the U.S. Subsidiary Guarantors entered into an Indenture among Visant, the U.S. Subsidiary Guarantors and U.S. Bank National Association, as trustee (the “Indenture”). The Senior Notes are guaranteed on a senior unsecured basis by the U.S. Subsidiary Guarantors. Interest on the notes accrues at the rate of 10.00% per annum and is payable semi-annually in arrears on April 1 and October 1, to holders of record on the immediately preceding March 15 and September 15.

The Senior Notes are senior unsecured obligations of Visant and the U.S. Subsidiary Guarantors and rank (i) equally in right of payment with any existing and future senior unsecured indebtedness of Visant and the U.S. Subsidiary Guarantors; (ii) senior to all of Visant’s and the U.S. Subsidiary Guarantors’ existing, and any of Visant’s and the U.S. Subsidiary Guarantors’ future, subordinated indebtedness; (iii) effectively junior to all of Visant’s existing and future secured obligations and the existing and future secured obligations of the U.S. Subsidiary Guarantors, including indebtedness under the Credit Facilities, to the extent of the value of the assets securing such obligations; and (iv) structurally subordinated to all liabilities of Visant’s existing and future subsidiaries that do not guarantee the Senior Notes. The Senior Notes are redeemable, in whole or in part, under certain circumstances. Upon the occurrence of certain change of control events, Visant must offer to purchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

The Indenture contains restrictive covenants that limit, among other things, the ability of Visant and its restricted subsidiaries to (i) incur additional indebtedness or issue certain preferred stock, (ii) pay dividends on or make other distributions or repurchase capital stock or make other restricted payments, (iii) make investments, (iv) impose limits on the ability to pay dividends or other payments by restricted subsidiaries to Visant or other restricted subsidiaries, (v) create liens on pari passu or subordinated indebtedness without securing the notes, (vi) sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of Visant’s assets, (vii) enter into certain transactions with affiliates and (viii) designate Visant’s subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default, including the failure to make timely payments on the Senior Notes or other material indebtedness, the failure to satisfy certain covenants and specified events of bankruptcy and insolvency.

11.	Derivative Financial Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known or uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its management of interest rate risk. During the three and six months ended June 30, 2012, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt under the Term Loan Credit Facility. As of June 30, 2012, the Company had three outstanding interest rate derivatives with an outstanding aggregate notional amount of $600.0 million.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. As of June 30, 2012, there was no ineffectiveness on the outstanding interest rate derivatives. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest on the hedged debt impacts earnings. The Company estimates that $3.6 million will be reclassified as an increase to interest expense over the next twelve fiscal months.

The fair value of outstanding derivative instruments as of June 30, 2012 and December 31, 2011 was as follows:

Classification in the Consolidated Balance Sheets In thousands		June 30, 2012	December 31, 2011
Liability Derivatives:
Derivatives designated as hedging instruments
Interest rate swaps	Other accrued liabilities	$3,563	$3,705
Interest rate swaps	Other noncurrent liabilities	5,041	1,766

Total		$8,604	$5,471

The following table summarizes the activity of derivative instruments that qualify for hedge accounting as of December 31, 2011 and June 30, 2012, and the impact of such derivative instruments on accumulated other comprehensive loss for the six months ended June 30, 2012:

In thousands	December 31, 2011	Amount of loss recognized in Accumulated Other Comprehensive Loss on derivatives (effective portion)	Amount of loss reclassified from Accumulated Other Comprehensive Loss to interest expense (effective portion)	June 30, 2012
Interest rate swaps designated as cash flow hedges	$(5,471)	$(5,034)	$1,901	$(8,604)

The following table provides the location in the Company’s financial statements of the recognized gain or loss related to such derivative instruments:

	Three months ended
In thousands	June 30, 2012	July 2, 2011
Interest rate swaps designated as cash flow hedges recognized in interest expense	$961	$—

	Six months ended
In thousands	June 30, 2012	July 2, 2011
Interest rate swaps designated as cash flow hedges recognized in interest expense	$1,901	$—

Based on an evaluation of the inputs used, the Company has categorized its derivative instruments to be within Level 2 of the fair value hierarchy. Any transfer into or out of a level of the fair value hierarchy is recognized based on the value of the derivative instruments at the end of the applicable reporting period.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to foreign exchange rate movements but do not meet the hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of each of June 30, 2012, and July 2, 2011, the Company did not have any derivatives outstanding that were not designated as hedges.

Credit-risk-related Contingent Features

The Company has an agreement with each of its derivative counterparties that contains a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on such indebtedness.

As of June 30, 2012, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $10.1 million. As of June 30, 2012, the Company had not posted any collateral related to these agreements. If the Company had breached any of these provisions at June 30, 2012, it could have been required to settle its obligations under the agreements at their termination value of $10.1 million.

12.	Commitments and Contingencies

Forward Purchase Contracts

The Company is subject to market risk associated with changes in the price of precious metals. To mitigate the commodity price risk, the Company may from time to time enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. As of June 30, 2012, the Company had purchase commitment contracts outstanding totaling $16.0 million with delivery dates occurring through 2013. The forward purchase contracts are considered normal purchases and therefore are not subject to the requirements of derivative accounting. As of June 30, 2012, the fair market value of open precious metal forward contracts was $15.3 million based on quoted future prices for each contract.

13.	Income Taxes

Visant and its subsidiaries are included in the consolidated federal income tax filing of its indirect parent company, Holdco, and its consolidated subsidiaries. The Company determines and allocates its income tax provision under the separate-return method except for the effects of certain provisions of the U.S. tax code which are accounted for on a consolidated group basis. Income tax amounts payable or receivable among members of the controlled group are settled based on the filing of income tax returns and the cash requirements of the respective members of the consolidated group.

The Company recorded an income tax provision for the six months ended June 30, 2012 based on its best estimate of the consolidated effective tax rate applicable for the entire year. The estimated full-year consolidated effective tax rate for 2012 is 42.9% before taking into account the impact of $0.7 million of accruals considered a current period tax benefit. The combined effect of the annual estimated consolidated effective tax rate and the net current period tax adjustments resulted in an effective tax rate of 42.0% for the six-month period ended June 30, 2012.

For the comparable six-month period ended July 2, 2011, the effective income tax rate was 46.8%. The decrease in the effective tax rate from 2011 to 2012 was primarily due to reduced state income taxes related to tax credits in connection with the consolidation of facilities in the Memory Book segment.

The Company’s income tax rate continues to be unfavorably impacted by the loss of the domestic manufacturing deduction and the higher cost of foreign earnings repatriations due to the Company’s anticipated taxable loss position for 2012 after carrying forward prior year U.S. federal net operating loss carryforwards reported by Holdco. Holdco reported U.S. federal tax losses for 2010 and 2011 primarily as a result of the repurchase and redemption of its 10.25% senior discount notes due 2013 in 2010, which included tax deferred original issue discount, and the Repricing, respectively.

For the six-month period ended June 30, 2012, the Company’s tax and interest accrual for unrecognized tax benefits was a net tax benefit of $0.7 million. During the period, the Company evaluated its tax positions and concluded that certain unrecognized tax benefit accruals, primarily related to the timing of operating loss utilization, were no longer required because evolving tax guidance indicated the positions will more likely than not be sustained. Accordingly, the Company recognized $8.2 million of current tax benefit and $7.4 million of deferred tax expense in connection with tax positions it reevaluated during the period.

At June 30, 2012, the Company’s unrecognized tax benefit liability totaled $11.4 million, including interest and penalty accruals totaling $2.8 million. At December 31, 2011, the Company’s unrecognized tax benefit liability totaled $19.5 million, including interest and penalty accruals totaling $3.4 million. Substantially all of the liability was included in noncurrent liabilities for each of the periods.

Holdco’s income tax filings for 2005 to 2010 are subject to examination in the U.S federal tax jurisdiction. In connection with an examination of Holdco’s income tax filings for 2005 and 2006, the Internal Revenue Service (the “IRS”) proposed certain transfer price adjustments with which the Company disagreed in order to preserve its right to seek relief from double taxation with the applicable U.S. and French tax authorities. The Company is also subject to examination in certain state jurisdictions and in France for the 2005 to 2010 periods, none of which was individually material. During 2009, the Company filed a notice of objection with the Canadian Revenue Agency (the “CRA”) in connection with the CRA’s reassessment of tax years 1996 and 1997 for issues related to transfer pricing. During 2010, the Company was notified that the CRA withdrew its original assessment for both tax periods. As a result, a net income tax benefit of $0.8 million was included in the 2010 results of operations for assessments of Canadian tax and interest previously paid. The CRA’s examination of the Company’s Canadian income tax filings for 2007 and 2008 was concluded in 2011 without adjustment. Though subject to uncertainty, the Company believes it has made appropriate provisions for all outstanding issues for all open years and in all applicable jurisdictions. Due primarily to the potential for resolution of the Company’s current U.S. federal examination and the expiration of the related statute of limitations, it is reasonably possible that the Company’s gross unrecognized tax benefit liability could change within the next twelve months by a range of zero to $7.7 million.

President Obama’s administration has proposed significant changes to U.S. tax laws for U.S. corporations doing business outside the United States, including a proposal to defer certain tax deductions allocable to non-U.S. earnings until those earnings are repatriated. It is unclear whether the proposed tax changes will be enacted or, if enacted, what the ultimate scope of the changes will be. If tax changes are enacted as currently proposed, the Company does not believe that there will be a material adverse tax effect because the Company’s repatriation practice is to distribute substantially all of its non-U.S. earnings on an annual basis.

14.	Benefit Plans

Pension and Other Postretirement Benefit Plans

Net periodic benefit expense (income) for pension and other postretirement benefit plans is presented below:

	Pension benefits		Postretirement benefits
	Three months ended		Three months ended
	June 30,	July 2,	June 30,	July 2,
In thousands	2012	2011	2012	2011
Service cost	$1,146	$1,233	$1	$2
Interest cost	4,492	4,458	16	25
Expected return on plan assets	(6,009)	(6,173)	—	—
Amortization of prior service cost	(211)	(208)	(69)	(69)
Amortization of net actuarial loss	1,528	583	6	7

Net periodic benefit expense (income)	$946	$(107)	$(46)	$(35)

	Pension benefits		Postretirement benefits
	Six months ended		Six months ended
	June 30,	July 2,	June 30,	July 2,
In thousands	2012	2011	2012	2011
Service cost	$2,292	$2,466	$2	$4
Interest cost	8,985	8,916	32	50
Expected return on plan assets	(12,018)	(12,346)	—	—
Amortization of prior service cost	(422)	(416)	(138)	(138)
Amortization of net actuarial loss	3,057	1,166	13	14

Net periodic benefit expense (income)	$1,894	$(214)	$(91)	$(70)

As of December 31, 2011, the Company did not expect to have an obligation to contribute to its qualified pension plans in 2012 due to the funded status and credit balances of the qualified plans, and this expectation for 2012 had not changed as of June 30, 2012. The Company anticipates beginning to need to make pension cash contributions after 2012. For the six months ended June 30, 2012, the Company did not make any contributions to its qualified pension plans and contributed $1.2 million and $0.2 million to its non-qualified pension plans and postretirement welfare plans, respectively. The non-qualified pension payments are consistent with the amount anticipated as of December 31, 2011. The postretirement welfare plan payments were slightly higher than anticipated but are not considered material.

15.	Stock-Based Compensation

2003 Stock Incentive Plan

The 2003 Stock Incentive Plan (the “2003 Plan”) was approved by Holdco’s Board of Directors and was effective as of October 30, 2003. The 2003 Plan permits Holdco to grant to key employees and certain other persons stock options and stock awards and provides for a total of 288,023 shares of common stock for issuance of options and awards to employees of Holdco and its subsidiaries and a total of 10,000 shares of common stock for issuance of options and awards to directors and other persons providing services to Holdco. As of June 30, 2012, there were 288,648 shares in total available for grant under the 2003 Plan. The maximum grant to any one person must not exceed 70,400 shares in the aggregate. Holdco does not currently intend to make any additional grants under the 2003 Plan.

Option grants consist of “time options”, which vest and become exercisable in annual installments over the first five years following the date of grant, and/or “performance options”, which vest and become exercisable over the first five years following the date of grant at varying levels based on the achievement of certain EBITDA targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets, subject to certain conditions. Upon the occurrence of a “change in control” (as defined in the 2003 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate depending on the timing of the change of control and return on DLJMBP III’s equity investment in Holdco, all as provided under the 2003 Plan. A “change in control” under the 2003 Plan is defined as: (i) any person or other entity (other than any of Holdco’s subsidiaries), including any “person” as defined in Section 13(d)(3) of the Exchange Act, other than certain of the DLJMBP funds or affiliated parties thereof, becoming the beneficial owner, directly or indirectly, in a single transaction or a series of related transactions, by way of merger, consolidation or other business combination, of securities of Holdco representing more than 51% of the total combined voting power of all classes of capital stock of Holdco (or its successor) normally entitled to vote for the election of directors of Holdco or (ii) the sale of all or substantially all of the property or assets of Holdco to any unaffiliated person or entity other than one of Holdco’s subsidiaries is consummated. The Transactions did not constitute a change of control under the 2003 Plan. Options issued under the 2003 Plan in January 2004 expire on the tenth anniversary of the grant date, in or about January 2014. The shares underlying the options are subject to certain transfer and other restrictions set forth in a management stockholders agreement dated July 29, 2003, by and among Holdco and certain holders of the capital stock of Holdco. Participants under the 2003 Plan also agree to certain restrictive covenants with respect to confidential information learned in their employment and certain non-competition obligations in connection with their receipt of options.

2004 Stock Option Plan

In connection with the closing of the Transactions, Holdco established a new stock option plan, which permits Holdco to grant to key employees and certain other persons of Holdco and its subsidiaries various equity-based awards, including stock options and restricted stock. The plan, currently known as the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and Subsidiaries (the “2004 Plan”), provides for the issuance of a total of 510,230 shares of Holdco Class A Common Stock (“Class A Common Stock”). As of June 30, 2012, there were 141,727 shares available for grant under the 2004 Plan. Shares related to grants that are forfeited, terminated, cancelled or expire unexercised become available for new grants.

Option grants consist of “time options”, which fully vested and became exercisable in annual installments through 2009 (for those options granted in 2004 and 2005), and/or “performance options”, which vest and become exercisable following the date of grant based upon the achievement of certain EBITDA and other performance targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets. Upon the occurrence of a “change in control” (as defined under the 2004 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate, if certain EBITDA or other performance measures have been satisfied. A “change in control” under the 2004 Plan is defined as: (i) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdco to an unaffiliated person; (ii) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdco being held by an unaffiliated person; (iii) a merger, consolidation, recapitalization or reorganization of Holdco with or into an unaffiliated person; in the case of each of clauses (i) through (iii) above, if and only if any such event results in the inability of the Sponsors, or any member or members of the Sponsors, to designate or elect a majority of Holdco’s Board of Directors (or the board of directors of the resulting entity or its parent company). The option exercise period is determined at the time of grant of the option but may not extend beyond the end of the calendar year that is ten calendar years after the date the option is granted, with most expiring between 2014 and 2016. All stock options, restricted shares and any common stock received upon the exercise of such equity awards or with respect to which restrictions lapse are governed by a management stockholder’s agreement and a sale participation agreement. As of June 30, 2012, there were 271,500 options vested under the 2004 Plan and zero options unvested and subject to future vesting.

2010 LTIP

During the first fiscal quarter of 2010, the Company implemented long-term phantom share incentive arrangements with certain key employees (the “2010 LTIP”). The awards were subject to vesting based on meeting certain performance objectives and/or continued employment. 2010 LTIP awards were settled in cash in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of phantom share units in which the executive’s awards have vested, payable in a lump sum. During the six months ended June 30, 2012, payments in the aggregate of $8.8 million were made with respect to awards made under the 2010 LTIP.

Common Stock

Visant is an indirect, wholly owned subsidiary of Holdco. The Sponsors hold shares of the Class A Common Stock of Holdco, and additionally Visant’s equity-based incentive compensation plans are based on the value of the Class A Common Stock. There is no established public market for the Class A Common Stock. The fair market value of the Class A Common Stock is established pursuant to the terms of the 2004 Plan and is determined by a third party valuation, and the methodology to determine the fair market value under the equity incentive plans does not give effect to any premium for control or discount for minority interests or restrictions on transfers. Fair value includes any premium for control or discount for minority interests or restrictions on transfers. Holdco used a discounted cash flow analysis and selected public company analysis to determine the enterprise value and share price for the Class A Common Stock.

Visant recognized total stock-based compensation expense of approximately $0.1 million and $3.4 million for the three months ended June 30, 2012 and July 2, 2011, respectively. Visant recognized stock-based compensation expense of approximately $0.2 million and $5.9 million for the six months ended June 30, 2012 and July 2, 2011, respectively. Stock-based compensation is included in selling and administrative expenses.

For the six-month periods ended June 30, 2012 and July 2, 2011, there were no issuances of restricted shares or stock options.

As of June 30, 2012, $0.5 million of total unrecognized stock-based compensation expense related to restricted shares is expected to be recognized over a weighted-average period of 1.3 years.

Stock Options

The following table summarizes stock option activity for the Company:

		Weighted -
		average
Options in thousands	Options	exercise price
Outstanding at December 31, 2011	283	$44.93
Exercised	—	—
Granted	—	—
Forfeited/Expired	(2)	$130.45
Cancelled	—	—

Outstanding at June 30, 2012	281	$44.34

Vested or expected to vest at June 30, 2012	281	$44.34

Exercisable at June 30, 2012	281	$44.34

The weighted-average remaining contractual life of outstanding options at June 30, 2012 was approximately 2.7 years. As of June 30, 2012, there was no unrecognized stock-based compensation expense related to stock options expected to be recognized.

16.	Business Segments

The Company’s three reportable segments consist of:

•

Scholastic — provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book — provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services — provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems and packaging, primarily for the fragrance, cosmetic and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

The following table presents information of the Company by business segment:

	Three months ended
	June 30,	July 2,
In thousands	2012	2011	$ Change	% Change
Net sales
Scholastic	$127,937	$135,684	$(7,747)	(5.7%)
Memory Book	257,565	268,834	(11,269)	(4.2%)
Marketing and Publishing Services	79,419	88,653	(9,234)	(10.4%)
Inter-segment eliminations	(266)	(23)	(243)	NM

	$464,655	$493,148	$(28,493)	(5.8%)

Operating income
Scholastic	$18,716	$21,585	$(2,869)	(13.3%)
Memory Book	114,536	120,179	(5,643)	(4.7%)
Marketing and Publishing Services	4,255	8,082	(3,827)	(47.4%)

	$137,507	$149,846	$(12,339)	(8.2%)

Depreciation and Amortization
Scholastic	$6,639	$6,838	$(199)	(2.9%)
Memory Book	10,858	11,186	(328)	(2.9%)
Marketing and Publishing Services	8,076	8,583	(507)	(5.9%)

	$25,573	$26,607	$(1,034)	(3.9%)

NM = Not meaningful

	Six months ended
	June 30,	July 2,
In thousands	2012	2011	$ Change	% Change
Net sales
Scholastic	$283,338	$291,966	$(8,628)	(3.0%)
Memory Book	263,088	274,406	(11,318)	(4.1%)
Marketing and Publishing Services	177,310	177,543	(233)	(0.1%)
Inter-segment eliminations	(278)	(29)	(249)	NM

	$723,458	$743,886	$(20,428)	(2.7%)

Operating income
Scholastic	$42,638	$40,095	$2,543	6.3%
Memory Book	100,142	105,301	(5,159)	(4.9%)
Marketing and Publishing Services	16,321	15,898	423	2.7%

	$159,101	$161,294	$(2,193)	(1.4%)

Depreciation and Amortization
Scholastic	$15,841	$16,048	$(207)	(1.3%)
Memory Book	19,209	19,893	(684)	(3.4%)
Marketing and Publishing Services	16,521	17,131	(610)	(3.6%)

	$51,571	$53,072	$(1,501)	(2.8%)

NM = Not meaningful

17.	Related Party Transactions

Management Services Agreement

In connection with the Transactions, Holdco entered into a management services agreement with the Sponsors pursuant to which the Sponsors provide certain structuring, consulting and management advisory services. Under the management services agreement, during the term the Sponsors receive an annual advisory fee of $3.0 million that is payable quarterly and which increases by 3% per year. Holdco incurred advisory fees from the Sponsors of $0.9 million for each of the three-month periods ended June 30, 2012 and July 2, 2011. The Company incurred $1.8 million of advisory fees from the Sponsors for each of the six-month periods ended June 30, 2012 and July 2, 2011. The management services agreement also provides that Holdco will indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of the Sponsors pursuant to, and the performance by the Sponsors of the services contemplated by, the management services agreement.

Other

KKR Capstone is a team of operational professionals who work exclusively with KKR’s investment professionals and portfolio company management teams to enhance and strengthen operations in KKR’s portfolio companies. The Company has retained KKR Capstone from time to time to provide certain of the Company’s businesses with consulting services primarily to help identify and implement operational improvements and other strategic efforts within its businesses. The Company did not incur any charges during the three months ended June 30, 2012 and incurred approximately $0.6 million during the three months ended July 2, 2011 for services provided by KKR Capstone. The Company incurred approximately $0.2 million and $1.0 million during the six months ended June 30, 2012 and July 2, 2011, respectively, for services provided by KKR Capstone. An affiliate of KKR Capstone has an ownership interest in Holdco.

Certain of the lenders under the Credit Facilities and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with Visant and its affiliates. Such parties have received (or will receive) customary fees and commissions for these transactions.

Affiliates of Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC act as lenders and/or as agents under the Credit Facilities and were initial purchasers of the Senior Notes, for which they received and will receive customary fees and expenses and are indemnified by the Company against certain liabilities. Each of Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC is an affiliate of one of the Sponsors.

In 2011, Visant entered into pay-fixed/receive-floating interest rate swap transactions (the “Swap Transactions”) with respect to its variable rate term loan indebtedness under the Credit Facilities. The counterparties to the Swap Transactions or their affiliates are parties to the Credit Facilities. Such parties have received (or will receive) customary fees and commissions for such transactions. Credit Suisse International, which is a counterparty to one of the Swap Transactions, is an affiliate of DLJMBP III.

The Company is party to an agreement with CoreTrust Purchasing Group (“CoreTrust”), a group purchasing organization, pursuant to which the Company avails itself of the terms and conditions of the CoreTrust purchasing organization for certain purchases, including its prescription drug benefit program. An affiliate of KKR is party to an agreement with CoreTrust which permits certain KKR affiliates, including Visant, the benefit of utilizing the CoreTrust group purchasing program. CoreTrust receives payment of fees for administrative and other services provided by CoreTrust from certain vendors based on the products and services purchased by the Company and other parties and CoreTrust shares a portion of such fees with the KKR affiliate.

The Company participates in providing, with an affiliate of First Data Corporation (“First Data”), integrated marketing programs to third parties from time to time. The terms of the arrangement between the Company and First Data have been negotiated on an arm’s length basis. First Data is also owned and controlled by affiliates of KKR, and Tagar C. Olson, a member of Visant’s and Holdco’s board of directors, is a director of First Data. Based on the applicable guidance, the Company records its portion of the profits from such “collaborative arrangement” as revenue. The Company is not permitted, in accordance with the applicable accounting guidance, to present the sales, cost of sales or marketing expenses related to the sales transactions with third parties because First Data is the “principal participant” in the “collaborative arrangement”. For the six months ended June 30, 2012 and July 2, 2011, the amount of revenue that the Company recognized through this arrangement was not material to its financial statements.

18.	Condensed Consolidating Guarantor Information

As discussed in Note 10, Debt, Visant’s obligations under the Senior Notes are guaranteed by the U.S. Subsidiary Guarantors on a full, unconditional and joint and several basis. The following tables present condensed consolidating financial information for Visant, as issuer, and its guarantor and non-guarantor subsidiaries. Immaterial amounts previously reported in the “Guarantors” and “Eliminations” column for “Net Sales” and “Cost of Product Sold” in the period ended July 2, 2011 have been adjusted in order to present the elimination of transactions among the guarantors.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

Three months ended June 30, 2012

			Non-
In thousands	Visant	Guarantors	Guarantors	Eliminations	Total
Net sales	$—	$442,790	$31,868	$(10,003)	$464,655
Cost of products sold	—	189,704	18,586	(10,185)	198,105

Gross profit	—	253,086	13,282	182	266,550
Selling and administrative expenses	(47)	115,260	6,956	—	122,169
Gain on sale of assets	—	(328)	—	—	(328)
Special charges	—	7,202	—	—	7,202

Operating income	47	130,952	6,326	182	137,507
Net interest expense	38,885	34,104	38	(33,584)	39,443

(Loss) income before income taxes	(38,838)	96,848	6,288	33,766	98,064
Provision for income taxes	3,364	35,994	2,020	73	41,451

(Loss) income from operations	(42,202)	60,854	4,268	33,693	56,613
Equity (earnings) in subsidiary, net of tax	(98,815)	(4,268)	—	103,083	—

Net income	$56,613	$65,122	$4,268	$(69,390)	$56,613

					—

Comprehensive income	$55,066	$65,878	$3,688	$(69,566)	$55,066

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

Three months ended July 2, 2011

			Non-
In thousands	Visant	Guarantors	Guarantors	Eliminations	Total
Net sales	$—	$472,808	$28,431	$(8,091)	$493,148
Cost of products sold	—	196,186	17,864	(8,335)	205,715

Gross profit	—	276,622	10,567	244	287,433
Selling and administrative expenses	1,836	121,655	5,709	—	129,200
Gain on sale of assets	—	(364)	—	—	(364)
Special charges	—	8,722	29	—	8,751

Operating (loss) income	(1,836)	146,609	4,829	244	149,846
Net interest expense	38,980	35,198	39	(34,591)	39,626

(Loss) income before income taxes	(40,816)	111,411	4,790	34,835	110,220
Provision for income taxes	7,122	40,918	1,534	95	49,669

(Loss) income from operations	(47,938)	70,493	3,256	34,740	60,551
Equity (earnings) in subsidiary, net of tax	(108,489)	(3,256)	—	111,745	—

Net Income	$60,551	$73,749	$3,256	$(77,005)	$60,551

Comprehensive income	$60,466	$73,560	$3,360	$(76,920)	$60,466

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

Six months ended June 30, 2012

			Non-
In thousands	Visant	Guarantors	Guarantors	Eliminations	Total
Net sales	$—	$686,782	$52,178	$(15,502)	$723,458
Cost of products sold	—	306,565	33,702	(15,543)	324,724

Gross profit	—	380,217	18,476	41	398,734
Selling and administrative expenses	(750)	222,006	11,851	—	233,107
Gain on sale of assets	—	(2,166)	—	—	(2,166)
Special charges	—	8,710	(18)	—	8,692

Operating income	750	151,667	6,643	41	159,101
Net interest expense	77,719	68,626	100	(67,526)	78,919

(Loss) income before income taxes	(76,969)	83,041	6,543	67,567	80,182
Provision for income taxes	2,113	29,252	2,322	19	33,706

(Loss) income from operations	(79,082)	53,789	4,221	67,548	46,476
Equity (earnings) in subsidiary, net of tax	(125,558)	(4,221)	—	129,779	—

Net income	$46,476	$58,010	$4,221	$(62,231)	$46,476

Comprehensive income	$45,494	$59,521	$3,691	$(63,212)	$45,494

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

Six months ended July 2, 2011

			Non-
In thousands	Visant	Guarantors	Guarantors	Eliminations	Total
Net sales	$—	$713,606	$41,886	$(11,606)	$743,886
Cost of products sold	—	309,242	28,272	(11,896)	325,618

Gross profit	—	404,364	13,614	290	418,268
Selling and administrative expenses	3,151	233,860	8,874	—	245,885
Gain on disposal of assets	—	(425)	—	—	(425)
Special charges	—	11,485	29	—	11,514

Operating (loss) income	(3,151)	159,444	4,711	290	161,294
Net interest expense	81,179	69,353	70	(68,377)	82,225

(Loss) income before income taxes	(84,330)	90,091	4,641	68,667	79,069
Provision for income taxes	4,752	30,611	1,516	113	36,992

(Loss) income from operations	(89,082)	59,480	3,125	68,554	42,077
Equity (earnings) in subsidiary, net of tax	(131,159)	(3,125)	—	134,284	—

Net income	$42,077	$62,605	$3,125	$(65,730)	$42,077

Comprehensive income	$42,239	$62,228	$3,664	$(65,892)	$42,239

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

June 30, 2012

			Non-
In thousands	Visant	Guarantors	Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents	$56,072	$588	$7,170	$—	$63,830
Accounts receivable, net	1,663	114,590	17,556	—	133,809
Inventories	—	73,532	5,955	(320)	79,167
Salespersons overdrafts, net	—	15,568	930	—	16,498
Prepaid expenses and other current assets	701	15,242	1,083	—	17,026
Income tax receivable	2,544	—	—	—	2,544
Intercompany receivable	22,567	3,581	—	(26,148)	—
Deferred income taxes	2,965	16,074	154	(958)	18,235

Total current assets	86,512	239,175	32,848	(27,426)	331,109
Property, plant and equipment, net	111	203,920	2,183	—	206,214
Goodwill	—	959,004	24,110	—	983,114
Intangibles, net	—	415,079	11,065	—	426,144
Deferred financing costs, net	47,800	—	253	—	48,053
Deferred income taxes	—	—	2,564	—	2,564
Intercompany receivable	543,540	38,584	53,137	(635,261)	—
Other assets	846	12,300	94	—	13,240
Investment in subsidiaries	872,442	100,961	—	(973,403)	—
Prepaid pension costs	—	4,906	—	—	4,906

	$1,551,251	$1,973,929	$126,254	$(1,636,090)	$2,015,344

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Accounts payable	$3,208	$41,430	$6,004	$1	$50,643
Accrued employee compensation	6,972	24,581	3,297	—	34,850
Customer deposits	—	63,129	6,257	—	69,386
Commissions payable	—	32,597	697	—	33,294
Income taxes payable	34,512	36,322	721	(7,687)	63,868
Interest payable	35,254	63	—	—	35,317
Current portion of long-term debt and capital leases	8	4,410	14	—	4,432
Intercompany payable	—	18,620	7,529	(26,149)	—
Other accrued liabilities	3,613	22,831	898	—	27,342

Total current liabilities	83,567	243,983	25,417	(33,835)	319,132
Long-term debt and capital leases, less current maturities	1,906,877	7,856	8	—	1,914,741
Intercompany payable	38,584	596,873	—	(635,457)	—
Deferred income taxes	(3,215)	155,788	(147)	6,605	159,031
Pension liabilities, net	21,142	74,128	—	—	95,270
Other noncurrent liabilities	16,567	22,859	15	—	39,441

Total liabilities	2,063,522	1,101,487	25,293	(662,687)	2,527,615
Mezzanine equity	792	—	—	—	792
Stockholder’s (deficit) equity	(513,063)	872,442	100,961	(973,403)	(513,063)

	$1,551,251	$1,973,929	$126,254	$(1,636,090)	$2,015,344

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2011

			Non-
In thousands	Visant	Guarantors	Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents	$30,138	$2,334	$3,542	$—	$36,014
Accounts receivable, net	1,099	96,626	15,113	—	112,838
Inventories	—	104,998	4,652	(360)	109,290
Salespersons overdrafts, net	—	29,158	916	—	30,074
Prepaid expenses and other current assets	—	18,434	879	—	19,313
Income tax receivable	2,022	—	—	—	2,022
Intercompany receivable	—	12,400	—	(12,400)	—
Deferred income taxes	3,006	18,806	84	—	21,896

Total current assets	36,265	282,756	25,186	(12,760)	331,447
Property, plant and equipment, net	172	208,524	1,354	—	210,050
Goodwill	—	959,004	24,110	—	983,114
Intangibles, net	—	438,022	10,372	—	448,394
Deferred financing costs, net	52,486	—	—	—	52,486
Deferred income taxes	—	—	2,564	—	2,564
Intercompany receivable	592,610	14,303	56,229	(663,142)	—
Other assets	847	10,429	257	—	11,533
Investment in subsidiaries	812,921	97,270	—	(910,191)	—
Prepaid pension costs	—	4,906	—	—	4,906

	$1,495,301	$2,015,214	$120,072	$(1,586,093)	$2,044,494

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Accounts payable	$5,135	$44,647	$5,570	$(2)	$55,350
Accrued employee compensation	6,579	21,405	2,563	—	30,547
Customer deposits	—	168,904	8,092	—	176,996
Commissions payable	—	20,651	714	—	21,365
Income taxes payable	28,478	1,414	62	(142)	29,812
Interest payable	34,204	90	—	—	34,294
Current portion of long-term debt and capital leases	12	3,996	18	—	4,026
Intercompany payable	12,075	(4,275)	4,598	(12,398)	—
Other accrued liabilities	13,553	21,673	1,158	—	36,384

Total current liabilities	100,036	278,505	22,775	(12,542)	388,774
Long-term debt and capital leases, less current maturities	1,905,214	8,351	14	—	1,913,579
Intercompany payable	14,303	649,057	—	(663,360)	—
Deferred income taxes	(5,783)	163,878	—	—	158,095
Pension liabilities, net	18,274	78,900	—	—	97,174
Other noncurrent liabilities	21,236	23,602	13	—	44,851

Total liabilities	2,053,280	1,202,293	22,802	(675,902)	2,602,473
Mezzanine equity	578	—	—	—	578
Stockholder’s (deficit) equity	(558,557)	812,921	97,270	(910,191)	(558,557)

	$1,495,301	$2,015,214	$120,072	$(1,586,093)	$2,044,494

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

Six months ended June 30, 2012

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income	$46,476	$58,010	$4,221	$(62,231)	$46,476
Other cash (used in) provided by operating activities	(84,359)	32,561	(108)	62,232	10,326

Net cash (used in) provided by operating activities	(37,883)	90,571	4,113	1	56,802
Purchases of property, plant and equipment	—	(29,729)	(1,018)	—	(30,747)
Additions to intangibles	—	(134)	(1,171)	—	(1,305)
Proceeds from sale of property and equipment	—	3,586	—	—	3,586
Other investing activities, net	—	(2,099)	2,100	—	1

Net cash used in investing activities	—	(28,376)	(89)	—	(28,465)
Short-term borrowings	30,000	—	—	—	30,000
Short-term repayments	(30,000)	—	—	—	(30,000)
Repayments of long-term debt and capital leases	(6)	(2,213)	(10)	—	(2,229)
Proceeds from issuance of long-term debt	—	2,094	—	—	2,094
Intercompany payable (receivable)	63,823	(63,822)	—	(1)	—

Net cash provided by (used in) financing activities	63,817	(63,941)	(10)	(1)	(135)
Effect of exchange rate changes on cash and cash equivalents	—	—	(386)	—	(386)

Increase (decrease) in cash and cash equivalents	25,934	(1,746)	3,628	—	27,816
Cash and cash equivalents, beginning of period	30,138	2,334	3,542	—	36,014

Cash and cash equivalents, end of period	$56,072	$588	$7,170	$—	$63,830

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

Six months ended July 2, 2011

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net Income	$42,077	$62,605	$3,125	$(65,730)	$42,077
Other cash (used in) provided by operating activities	(63,777)	6,853	(4,420)	65,732	4,388

Net cash (used in) provided by operating activities	(21,700)	69,458	(1,295)	2	46,465
Purchases of property, plant and equipment	—	(26,688)	(783)	—	(27,471)
Additions to intangibles	—	(102)	(4)	—	(106)
Proceeds from sale of property and equipment	—	2,970	—	—	2,970
Acquisition of business, net of cash acquired	—	(4,681)	—	—	(4,681)

Net cash used in investing activities	—	(28,501)	(787)	—	(29,288)
Repayments of long-term debt and capital leases	(6,240)	(1,918)	(8)	—	(8,166)
Proceeds from issuance of long-term debt	—	349	—	—	349
Intercompany payable (receivable)	46,154	(47,185)	1,033	(2)	—
Debt financing costs	(16,579)	—	—	—	(16,579)

Net cash provided by (used in) financing activities	23,335	(48,754)	1,025	(2)	(24,396)
Effect of exchange rate changes on cash and cash equivalents	—	—	15	—	15

Increase (decrease) in cash and cash equivalents	1,635	(7,797)	(1,042)	—	(7,204)
Cash and cash equivalents, beginning of period	46,794	8,098	5,305	—	60,197

Cash and cash equivalents, end of period	$48,429	$301	$4,263	$—	$52,993

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our condensed consolidated financial statements and notes thereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements including, without limitation, statements concerning the conditions in our industry, expectations with respect to future cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. These forward-looking statements are not historical facts, but rather predictions and generally can be identified by use of statements that include such words as “may”, “might”, “will”, “should”, “estimate”, “project”, “plan”, “anticipate”, “expect”, “intend”, “outlook”, “believe” and other similar expressions that are intended to identify forward-looking statements and information. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under, Part I, Item 1A. Risk Factors, in our Annual Report on Form 10-K for the year ended December 31, 2011, in addition to those discussed elsewhere in this report.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	our substantial indebtedness and our ability to service the indebtedness;

•	our inability to implement our business strategy in a timely and effective manner;

•	global market and economic conditions;

•	levels of customers’ advertising and marketing spending, including as may be impacted by economic factors and general market conditions;

•	competition from other companies;

•	fluctuations in raw material prices;

•	our reliance on a limited number of suppliers;

•	the seasonality of our businesses;

•	the loss of significant customers or customer relationships;

•	Jostens’ reliance on independent sales representatives;

•	our reliance on numerous complex information systems;

•	the amount of capital expenditures required at our businesses;

•	developments in technology and related changes in consumer behavior;

•	the reliance of our businesses on limited production facilities;

•	actions taken by the U.S. Postal Service and changes in postal standards and their effect on our marketing services business, including as such changes may impact competition for our sampling systems;

•	labor disturbances;

•	environmental obligations and liabilities;

•	adverse outcome of pending or threatened litigation;

•	the enforcement of intellectual property rights;

•	the impact of changes in applicable law and regulations;

•	the application of privacy laws and other related obligations on our business;

•	the textbook adoption cycle and levels of government funding for education spending;

•	local conditions in the countries in which we operate;

•	control by our stockholders;

•	changes in market value of the securities held in our pension plans; and

•	our dependence on members of senior management.

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report may not in fact occur. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or revise any of them in light of new information, future events or otherwise, except as required by law. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

GENERAL

We are a leading marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance, cosmetic and personal care sampling and packaging, and educational and trade publishing segments. Visant was formed to create a platform of businesses with leading positions in attractive end market segments and to establish a highly experienced management team that could leverage a shared services infrastructure and capitalize on margin and growth opportunities. Since 2004, we have developed a unified marketing and publishing services organization with a leading and differentiated approach in each of our segments. Our management team has created and integrated central services and management functions and has reshaped the business to focus on the most attractive and highest growth market opportunities.

We sell our products and services to end customers through several different sales channels, including independent sales representatives and dedicated sales forces. Visant (formerly known as Jostens IH Corp.) was originally incorporated in Delaware in 2003.

In April 2011, Arcade acquired the capital stock of Color Optics, a specialty packaging provider, serving the cosmetic and consumer products industries with highly-decorated packaging solutions. The results of the Color Optics operations are reported as part of the Marketing and Publishing Services segment from the date of acquisition.

We have demonstrated our ability over the last seven years since our inception to execute acquisitions and dispositions that have allowed us to complement and expand our core capabilities, accelerate into market segment adjacencies, as well as enabled us to divest non-core businesses and deleverage. We anticipate that we will continue to pursue this strategy of consummating complementary acquisitions to support expansion of our product offerings and services, including to address marketplace dynamics, developments in technology and changing consumer behaviors, and broaden our geographic reach, as well as availing ourselves of strategic opportunities and market conditions for transacting on businesses in the Visant portfolio.

Our three reportable segments as of June 30, 2012 consisted of:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems and packaging, primarily for the fragrance, cosmetic and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

We experience seasonal fluctuations in our net sales and cash flow from operations, tied primarily to the North American school year. In particular, Jostens generates a significant portion of its annual net sales in the second quarter in connection with the delivery of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks, and a significant portion of its annual cash flow in the fourth quarter is driven by the receipt of customer deposits in our Scholastic and Memory Book segments. The net sales of our sampling and other direct mail and commercial printed products have also historically reflected seasonal variations, and we generate a majority of the annual net sales in this segment during the third and fourth quarters, including based on the timing of customers’ advertising campaigns which have traditionally been concentrated prior to the Christmas and spring holiday seasons. Net sales of textbook components are impacted seasonally by state and local schoolbook purchasing schedules, which commence in the spring and peak in the summer months preceding the start of the school year. The seasonality of each of our businesses requires us to allocate our resources to manage our manufacturing capacity, which often operates at full or near full capacity during peak seasonal demand periods. Based on the seasonality of our cash flow, we traditionally borrow under our Revolving Credit Facility during the third quarter to fund general working capital needs during this period of time when schools are generally not in session and orders are not being placed, and repay the amount borrowed for general working capital purposes in the fourth quarter when customer deposits in the Scholastic and Memory Book segments are received and customers’ advertising campaigns in anticipation of the holiday season generally increase.

Our net sales include sales to certain customers for whom we purchase paper. The price of paper, a primary material across most of our products and services, is volatile over time and may cause swings in net sales and cost of sales. We generally are able to pass on increases in the cost of paper to our customers across most of our product lines at the time we are impacted by such increases.

The price of gold and other precious metals has increased dramatically since 2009, and we anticipate continued volatility in the price of gold for the foreseeable future driven by numerous factors, such as changes in supply and demand and investor sentiment. These higher metal prices have impacted, and could further impact, our jewelry sales metal mix. We have seen a continuing shift in jewelry metal mix from gold to lesser priced metals over the past several years, which we believe is primarily attributable to the impact of significantly higher precious metal costs on our jewelry prices. To mitigate continued volatility and the impact on our manufacturing costs, we have entered into purchase commitments which we believe will cover all of our needs for the remainder of 2012 and a portion of 2013.

The continued uncertainty in market conditions and excess capacity that exists in the print and related services industry, as well as the variety of other advertising media with which we compete, have amplified competitive and pricing pressures, which we anticipate will continue for the foreseeable future. We continue to see the impact of restrictions on school budgets, which affects spending at the state and local levels, resulting in reduced spending for our Memory Book, Scholastic and elementary/high school publishing services products and services and heightened pricing pressure on our core Memory Book products and services. The continued cautious consumer spending environment also contributes to more constrained levels of spending on purchases in our Memory Book and Scholastic segments made directly by the student and parent. Funding constraints have impacted textbook adoption cycles, which are being extended in many states due to fiscal pressures, continuing to affect volume in our elementary/high school publishing services products and services. Trade book publishing has experienced an accelerated shift towards digital books, which has negatively impacted our publishing services business in terms of fewer printed copies of books as well as shorter print runs. It is anticipated that the impact of digital books and the lower volume of book purchases through retail stores will likely continue to impact demand for trade books during the remainder of 2012.

We seek to distinguish ourselves based on our capabilities, innovative service offerings to our customers, quality and organizational and financial strength. We continue to diversify, expand and improve our product and service offerings, including to address changes in technology, consumer behavior and user preferences.

In addition, we have continued to implement efforts to reduce costs and drive operating efficiencies, including through the restructuring and integration of our operations and the rationalization of sales, administrative and support functions. We expect to initiate additional efforts focused on cost reduction and containment to address continued challenging marketplace conditions as well as competitive and pricing pressures demanding innovation and a lower cost structure.

Company Background

On October 4, 2004, an affiliate of KKR and affiliates of DLJMBP III completed the Transactions, which created a marketing and publishing services enterprise through the consolidation of Jostens, Von Hoffmann and Arcade. The Transactions were accounted for as a combination of interests under common control.

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P., and DLJMBP III owned approximately 82.5% of Holdco’s outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, while affiliates of DLJMBP III held equity interests representing approximately 41.0% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, with the remainder held by other co-investors and certain members of management. Approximately $175.6 million of the proceeds were distributed to certain stockholders, and certain treasury stock held by Von Hoffmann was redeemed. As of August 6, 2012, affiliates of KKR and DLJMBP III held approximately 49.2% and 41.1%, respectively, of Holdco’s voting interest, while each continued to hold approximately 44.7% of Holdco’s economic interest. As of August 6, 2012, the other co-investors held approximately 8.4% of the voting interest and 9.1% of the economic interest of Holdco, and members of management held approximately 1.3% of the voting interest and approximately 1.5% of the economic interest of Holdco (exclusive of exercisable options). Visant is an indirect wholly owned subsidiary of Holdco.

CRITICAL ACCOUNTING POLICIES

The preparation of interim financial statements involves the use of certain estimates that differ from those used in the preparation of annual financial statements, the most significant of which relate to income taxes. For purposes of preparing our interim financial statements, we utilize an estimated annual effective tax rate based on estimates of the components that impact the tax rate. Those components are re-evaluated each interim period, and, if changes in our estimates are significant, we modify our estimate of the annual effective tax rate and make any required adjustments in the interim period.

There have been no material changes to our critical accounting policies and estimates as described in Part I, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Recently Adopted Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) amended its authoritative guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance became effective for the first reporting period beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In December 2010, the FASB amended its authoritative guidance related to business combinations entered into by an entity that is material on an individual or aggregate basis. These amendments clarify existing guidance that, if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also require expanded supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance became effective, on a prospective basis, for business combinations for which the acquisition date is on or after the first annual reporting period after December 15, 2010. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”) which generally provides a uniform framework for fair value measurements and related disclosures between GAAP and the International Financial Reporting Standards (“IFRS”). Additional disclosure requirements in ASU 2011-04 include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference, (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 became effective for interim and annual periods beginning on or after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”) which revises the manner in which entities present comprehensive income in their financial statements. This new guidance amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, referred to as the statement of comprehensive income, or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU 2011-05 became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”) which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If an entity determines, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than the carrying amount for such reporting unit, then the two-step goodwill impairment test would be required. Otherwise, further goodwill impairment testing would not be required. Companies are not required to perform the qualitative assessment for any reporting unit in any period and may proceed directly to Step 1 of the goodwill impairment test. A company that validates its conclusion by measuring fair value can resume performing the qualitative assessment in any subsequent period. ASU 2011-08 became effective for annual and interim goodwill impairment tests performed with respect to fiscal years beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-09 (“ASU 2011-09”), which amends ASC 715-80 by increasing the quantitative and qualitative disclosures an employer is required to provide about its participation in significant multiemployer plans that offer pension or other postretirement benefits. The objective of ASU 2011-09 is to enhance the transparency of disclosures about (1) the significant multiemployer plans in which an employer participates, (2) the level of the employer’s participation in those plans, (3) the financial health of the plans and (4) the nature of the employer’s commitments to the plans. ASU 2011-09 is effective for fiscal years ending after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In December 2011, the FASB issued Accounting Standards Update 2011-12 (“ASU 2011-12”) which defers certain provisions of ASU 2011-05. One provision of ASU 2011-05 required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). This requirement is indefinitely deferred under ASU 2011-12 and will be further deliberated by the FASB at a future date. During the deferral period, all entities are required to comply with existing requirements for reclassification adjustments in Accounting Standards Codification 220, Comprehensive Income, which indicates that “[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements.” The effective date of ASU 2011-12 for public entities is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company’s adoption of this guidance did not have a material impact on its financial statements.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2012 Compared to the Three Months Ended July 2, 2011

The following table sets forth selected information derived from our Condensed Consolidated Statements of Operations and Comprehensive Loss for the three-month periods ended June 30, 2012 and July 2, 2011. In the text below, amounts and percentages have been rounded and are based on the amounts in our condensed consolidated financial statements.

	Three months ended
In thousands	June 30, 2012	July 2, 2011	$ Change	% Change
Net sales	$464,655	$493,148	$(28,493)	(5.8%)
Cost of products sold	198,105	205,715	(7,610)	(3.7%)

Gross profit	266,550	287,433	(20,883)	(7.3%)
% of net sales	57.4%	58.3%

Selling and administrative expenses	122,169	129,200	(7,031)	(5.4%)
% of net sales	26.3%	26.2%

Gain on disposal of fixed assets	(328)	(364)	36	NM
Special charges	7,202	8,751	(1,549)	NM

Operating income	137,507	149,846	(12,339)	(8.2%)
% of net sales	29.6%	30.4%

Interest expense, net	39,443	39,626	(183)	(0.5%)

Income before income taxes	98,064	110,220	(12,156)
Provision for income taxes	41,451	49,669	(8,218)	(16.5%)

Net income	$56,613	$60,551	$(3,938)	(6.5%)

NM = Not meaningful

Our business is managed on the basis of three reportable segments: Scholastic, Memory Book and Marketing and Publishing Services. The following table sets forth selected segment information derived from our Condensed Consolidated Statements of Operations and Comprehensive Loss for the three-month periods ended June 30, 2012 and July 2, 2011. For additional financial information about our operating segments, see Note 16, Business Segments, to the condensed consolidated financial statements.

	Three months ended
In thousands	June 30, 2012	July 2, 2011	$ Change	% Change
Net sales
Scholastic	$127,937	$135,684	$(7,747)	(5.7%)
Memory Book	257,565	268,834	(11,269)	(4.2%)
Marketing and Publishing Services	79,419	88,653	(9,234)	(10.4%)
Inter-segment eliminations	(266)	(23)	(243)	NM

Net sales	$464,655	$493,148	$(28,493)	(5.8%)

Operating income
Scholastic	$18,716	$21,585	$(2,869)	(13.3%)
Memory Book	114,536	120,179	(5,643)	(4.7%)
Marketing and Publishing Services	4,255	8,082	(3,827)	(47.4%)

Operating income	$137,507	$149,846	$(12,339)	(8.2%)

Depreciation and amortization
Scholastic	$6,639	$6,838	$(199)	(2.9%)
Memory Book	10,858	11,186	(328)	(2.9%)
Marketing and Publishing Services	8,076	8,583	(507)	(5.9%)

Depreciation and amortization	$25,573	$26,607	$(1,034)	(3.9%)

NM = Not meaningful

Net Sales. Consolidated net sales decreased $28.4 million, or 5.8%, to $464.7 million for the second fiscal quarter ended June 30, 2012 compared to $493.1 million for the second fiscal quarter of 2011.

Net sales for the Scholastic segment were $127.9 million for the second fiscal quarter of 2012, a decrease of 5.7% compared to $135.7 million for the second fiscal quarter of 2011. This decrease was primarily attributable to lower volume in our jewelry and announcement products, as well as a shift in jewelry sales metal mix to lower priced metals.

Net sales for the Memory Book segment were $257.6 million for the second fiscal quarter of 2012, a decrease of 4.2% compared to $268.8 million for the second fiscal quarter of 2011. This decrease was primarily attributable to lower volume.

Net sales for the Marketing and Publishing Services segment decreased $9.3 million, or 10.4%, to $79.4 million from $88.7 million for the second fiscal quarter of 2011. This decrease was primarily attributable to lower volume in our direct mail and publishing services operations partially offset by the impact of higher volume in our sampling operations.

Gross Profit. Consolidated gross profit decreased $20.8 million, or 7.3%, to $266.6 million for the three months ended June 30, 2012 from $287.4 million for the three-month period ended July 2, 2011. As a percentage of net sales, gross profit margin for the three months ended June 30, 2012 decreased to 57.4% from 58.3% for the comparative period in 2011. This decrease in gross profit was primarily due to lower overall sales, higher pension expense and the continued shift in jewelry sales metal mix to lower priced metals in our Scholastic segment.

Selling and Administrative Expenses. Selling and administrative expenses decreased $7.0 million, or 5.4%, to $122.2 million for the three months ended June 30, 2012 from $129.2 million for the corresponding period in 2011. This decrease was primarily the result of a $3.3 million decrease in stock-based compensation expense and a decrease in sales commissions of $3.8 million driven by lower overall sales in our Jostens business. As a percentage of net sales, selling and administrative expenses were essentially flat when compared to the prior year comparable period.

Special Charges. During the three months ended June 30, 2012, we recorded $7.1 million of restructuring costs and $0.1 million of other special charges. Restructuring costs consisted of $5.5 million of severance and related benefits associated with the consolidation of Jostens’ Topeka, Kansas facility, which will be substantially completed by early 2013, and $0.9 million of severance and related benefits in the Scholastic segment associated with reductions in force. Also included for the second fiscal quarter ended June 30, 2012 were $0.7 million of costs consisting of severance and related benefits associated with reductions in force in connection with the consolidation of certain operations in the Marketing and Publishing Services segment. Other special charges consisted of $0.1 million of non-cash asset related impairment charges in the Marketing and Publishing Services segment. The associated employee headcount reductions related to the above actions were 374 and 21 in the Memory Book and Scholastic segments, respectively.

During the three months ended July 2, 2011, we recorded $5.8 million of restructuring costs and $2.9 million of other special charges. Restructuring costs consisted of $4.1 million, $1.3 million and $0.4 million of severance and related benefits associated with reductions in force in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively. Other special charges consisted of $2.2 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Memory Book segment and $0.7 million of non-cash asset related impairment charges in the Marketing and Publishing Services segment associated with the closure of the Milwaukee, Wisconsin facility. The associated employee headcount reductions related to the above actions were 231, 92 and 23 in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively.

Operating Income. As a result of the foregoing, consolidated operating income decreased $12.3 million to $137.5 million for the three months ended June 30, 2012 compared to $149.8 million for the comparable period in 2011. As a percentage of net sales, operating income decreased to 29.6% for the second fiscal quarter of 2012 from 30.4% for the same period in 2011.

Net Interest Expense. Net interest expense was comprised of the following:

	Three months ended
In thousands	June 30, 2012	July 2, 2011	$ Change	% Change
Interest expense	$36,402	$36,458	$(56)	(0.2%)
Amortization of debt discount, premium and deferred financing costs	3,064	3,186	(122)	(3.8%)
Interest income	(23)	(18)	(5)	NM

Interest expense, net	$39,443	$39,626	$(183)	(0.5%)

NM = Not meaningful

Net interest expense decreased $0.2 million to $39.4 million for the three months ended June 30, 2012 compared to $39.6 million for the comparative 2011 period. This slight decrease in interest expense was primarily due to lower borrowings as a result of the $60.0 million voluntary pre-payment we made under the Term Loan Credit Facility in December 2011 offset by slightly higher interest rates associated with our interest rate derivative instruments.

Income Taxes. We recorded an income tax provision for the three months ended June 30, 2012 based on our best estimate of the consolidated effective tax rate applicable for the entire year and giving effect to tax adjustments considered a period expense or benefit. The effective tax rates for the three months ended June 30, 2012 and July 2, 2011 were 42.3% and 45.1%, respectively. The decrease in the effective tax rate from the second quarter of 2011 to the second quarter of 2012 was primarily due to reduced state income taxes related to tax credits in connection with the consolidation of facilities in the Memory Book segment.

Net Income. As a result of the aforementioned items, we reported net income of $56.6 million for the three months ended June 30, 2012 compared to net income of $60.6 million for the three months ended July 2, 2011.

Six Months Ended June 30, 2012 Compared to the Six Months Ended July 2, 2011

The following table sets forth selected information derived from our Condensed Consolidated Statements of Operations and Comprehensive Loss for the six-month periods ended June 30, 2012 and July 2, 2011. In the text below, amounts and percentages have been rounded and are based on the amounts in our condensed consolidated financial statements.

	Six months ended
In thousands	June 30, 2012	July 2, 2011	$ Change	% Change
Net sales	$723,458	$743,886	$(20,428)	(2.7%)
Cost of products sold	324,724	325,618	(894)	(0.3%)

Gross profit	398,734	418,268	(19,534)	(4.7%)
% of net sales	55.1%	56.2%

Selling and administrative expenses	233,107	245,885	(12,778)	(5.2%)
% of net sales	32.2%	33.1%

Gain on disposal of fixed assets	(2,166)	(425)	(1,741)	NM
Special charges	8,692	11,514	(2,822)	NM

Operating income	159,101	161,294	(2,193)	(1.4%)
% of net sales	22.0%	21.7%

Interest expense, net	78,919	82,225	(3,306)	(4.0%)

Income before income taxes	80,182	79,069	1,113	1.4%
Provision for income taxes	33,706	36,992	(3,286)	(8.9%)

Net income	$46,476	$42,077	$4,399	10.5%

NM = Not meaningful

Our business is managed on the basis of three reportable segments: Scholastic, Memory Book and Marketing and Publishing Services. The following table sets forth selected segment information derived from our Condensed Consolidated Statements of Operations and Comprehensive Loss for the six-month periods ended June 30, 2012 and July 2, 2011. For additional financial information about our operating segments, see Note 16, Business Segments, to the condensed consolidated financial statements.

	Six months ended
In thousands	June 30, 2012	July 2, 2011	$ Change	% Change
Net sales
Scholastic	$283,338	$291,966	$(8,628)	(3.0%)
Memory Book	263,088	274,406	(11,318)	(4.1%)
Marketing and Publishing Services	177,310	177,543	(233)	(0.1%)
Inter-segment eliminations	(278)	(29)	(249)	NM

Net sales	$723,458	$743,886	$(20,428)	(2.7%)

Operating income
Scholastic	$42,638	$40,095	$2,543	6.3%
Memory Book	100,142	105,301	(5,159)	(4.9%)
Marketing and Publishing Services	16,321	15,898	423	2.7%

Operating income	$159,101	$161,294	$(2,193)	(1.4%)

Depreciation and amortization
Scholastic	$15,841	$16,048	$(207)	(1.3%)
Memory Book	19,209	19,893	(684)	(3.4%)
Marketing and Publishing Services	16,521	17,131	(610)	(3.6%)

Depreciation and amortization	$51,571	$53,072	$(1,501)	(2.8%)

NM = Not meaningful

Net Sales. Consolidated net sales decreased $20.4 million, or 2.7%, to $723.5 million for the six months ended June 30, 2012 compared to $743.9 million for the prior year comparable period. Included in consolidated net sales for the six-month period ended June 30, 2012 were approximately $2.9 million of incremental sales attributed to acquisitions. Excluding the impact of these acquisitions, consolidated net sales decreased $23.3 million, a decline of 3.1%, for the six months ended June 30, 2012 compared to the prior year comparable period.

Net sales for the Scholastic segment for the six months ended June 30, 2012 decreased by $8.7 million, or 3.0%, to $283.3 million compared to $292.0 million for the six months ended July 2, 2011. This decrease was primarily attributable to lower volume in our jewelry and announcement products, as well as a shift in jewelry sales metal mix to lower priced metals.

Net sales for the Memory Book segment were $263.1 million for the six-month period ended June 30, 2012, a decrease of 4.1%, compared to $274.4 million for the six-month period ended July 2, 2011. This decrease was primarily attributable to lower volume.

Net sales for the Marketing and Publishing Services segment decreased slightly to $177.3 million for the first six months of fiscal 2012 compared to $177.5 million during the first six months of fiscal 2011. This decrease was primarily attributable to lower volume in our publishing services (including the cessation of overhead transparency revenues) and direct mail operations offset by significantly higher volume in our sampling operations.

Gross Profit. Consolidated gross profit decreased $19.6 million, or 4.7%, to $398.7 million for the six months ended June 30, 2012 from $418.3 million for the six-month period ended July 2, 2011. As a percentage of net sales, gross profit margin decreased slightly to 55.1% for the six months ended June 30, 2012 from 56.2% for the comparative period in 2011. This decrease in gross profit was primarily due to lower overall volume in our Memory Book and Scholastic segments and the continued shift in jewelry sales metal mix to lower priced metals and higher precious metal costs in our Scholastic segment.

Selling and Administrative Expenses. Selling and administrative expenses decreased $12.8 million, or 5.2%, to $233.1 million for the six months ended June 30, 2012 from $245.9 million for the corresponding period in 2011. This decrease reflects lower stock-based compensation of $5.7 million and the absence of costs of approximately $3.8 million associated with the Repricing that were included in our results for the first six months of fiscal 2011. Excluding the impact of stock-based compensation and costs associated with the Repricing, selling and administrative expenses decreased $3.3 million to $232.9 million for fiscal 2012 and, as a percentage of net sales, decreased to 32.2% for the six months ended June 30, 2012 from 33.1% for the comparative period in 2011. This decrease, as a percentage of net sales, was primarily attributable to a decline in overall sales commission expense driven primarily by lower sales in our Jostens business.

Special Charges. During the six-month period ended June 30, 2012, we recorded $8.3 million of restructuring costs and $0.4 million of other special charges. Restructuring costs consisted of $5.5 million, $2.0 million and $0.9 million of severance and related benefits associated with the consolidation of Jostens’ Topeka, Kansas facility in the Memory Book segment, which will be substantially completed by early 2013, and reductions in force in the Marketing and Publishing Services and Scholastic segments, respectively. Other special charges consisted of $0.4 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Marketing and Publishing Services segment. The associated employee headcount reductions related to the above actions were 374, 57 and 21 in the Memory Book, Marketing and Publishing Services and Scholastic segments, respectively.

During the six-month period ended July 2, 2011, we recorded $7.2 million of restructuring costs and $4.3 million of other special charges. Restructuring costs consisted of $4.4 million, $2.1 million and $0.7 million of severance and related benefits associated with reductions in force in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively. Other special charges consisted of $2.2 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Memory Book segment and $2.1 million of non-cash asset related impairment charges associated with the closure of the Milwaukee, Wisconsin facility. The associated employee headcount reductions related to the above actions were 234, 137 and 29 in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively.

Operating Income. As a result of the foregoing, consolidated operating income decreased $2.2 million to $159.1 million for the six months ended June 30, 2012 compared to $161.3 million for the comparable period in 2011. As a percentage of net sales, operating income was 22.0% and 21.7% for the six-month periods ended June 30, 2012 and July 2, 2011, respectively.

Net Interest Expense. Net interest expense was comprised of the following:

	Six months ended
In thousands	June 30, 2012	July 2, 2011	$ Change	% Change
Interest expense	$72,866	$76,616	$(3,750)	(4.9%)
Amortization of debt discount, premium and deferred financing costs	6,098	5,649	449	7.9%
Interest income	(45)	(40)	(5)	NM

Interest expense, net	$78,919	$82,225	$(3,306)	(4.0%)

NM = Not meaningful

Net interest expense decreased $3.3 million to $78.9 million for the six months ended June 30, 2012 compared to $82.2 million for the comparative prior year period, primarily due to lower borrowings as a result of the $60.0 million voluntary pre-payment we made under the Term Loan Credit Facility in December 2011.

Income Taxes. We recorded an income tax provision for the six months ended June 30, 2012 based on our best estimate of the consolidated effective tax rate applicable for the entire year and giving effect to tax adjustments considered a period expense or benefit. The effective tax rates for the six months ended June 30, 2012 and July 2, 2011 were 42.0% and 46.8%, respectively. The decrease in the effective tax rate from the second half of 2011 to the second half of 2012 was primarily due to reduced state income taxes related to tax credits in connection with the consolidation of facilities in the Memory Book segment. Our income tax rate continues to be unfavorably impacted by the loss of the domestic manufacturing deduction and the higher cost of foreign earnings repatriations due to our anticipated taxable loss position for 2012 after carrying forward prior year U.S. federal net operating losses reported by Holdco.

Net Income. As a result of the above, net income increased $4.4 million to $46.5 million for the six months ended June 30, 2012 compared to net income of $42.1 million for the six months ended July 2, 2011.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents cash flow activity for the first six months of fiscal 2012 and 2011 and should be read in conjunction with our Condensed Consolidated Statements of Cash Flows.

	Six months ended
In thousands	June 30, 2012	July 2, 2011
Net cash provided by operating activities	$56,802	$46,465
Net cash used in investing activities	(28,465)	(29,288)
Net cash used in financing activities	(135)	(24,396)
Effect of exchange rate changes on cash	(386)	15

Increase (decrease) in cash and cash equivalents	$27,816	$(7,204)

For the six months ended June 30, 2012, cash provided by operating activities was $56.8 million compared with $46.5 million for the comparable prior year period. The increase in cash provided by operating activities of $10.3 million was attributable to the timing of cash interest payments and lower working capital requirements.

Net cash used in investing activities for the six months ended June 30, 2012 was $28.5 million compared with $29.3 million for the comparative 2011 period. The $0.8 million change was primarily driven by lower acquisition activity of $4.7 million offset somewhat by higher expenditures for property, plant and equipment of $3.2 million during the first six months of 2012 versus the comparable 2011 period. Our capital expenditures relating to purchases of property, plant and equipment were $30.7 million and $27.5 million for the six months ended June 30, 2012 and July 2, 2011, respectively.

Net cash used in financing activities for the six months ended June 30, 2012 was $0.1 million, compared with $24.4 million for the comparable 2011 period. Net cash used in financing activities for the six months ended June 30, 2012 primarily consisted of $2.2 million of repayments of long-term debt offset by $2.1 million of proceeds from the issuance of long-term debt in connection with equipment financing arrangements. Net cash used in financing activities for the six months ended July 2, 2011 primarily consisted of $7.8 million for the repayment of long-term debt under our Term Loan Credit Facility, equipment financing arrangements and capital leases and $16.6 million related to debt financing costs and related expenses from the Repricing described below.

On March 1, 2011, Visant announced the completion of the Repricing providing for the incurrence of new term loans in an aggregate principal amount of $1,246.9 million, with the proceeds of the new term loans, together with cash on hand, being used to repay the then existing term B loans outstanding in full. The amended Term Loan Credit Facility provides for an interest rate for each term loan based upon LIBOR or an ABR plus a spread of 4.00% or 3.00%, respectively, with a 1.25% LIBOR floor. In connection with the amendment, Visant was required to pay a prepayment premium of 1% of the outstanding principal amount of the Term Loan Credit Facility along with certain other fees and expenses.

In the fourth quarter of 2011, we entered into the Swap Transactions in an aggregate initial notional principal amount of $600.0 million with respect to our variable rate term loan indebtedness under the Credit Facilities. Each of the Swap Transactions had an effective date of January 3, 2012 and a maturity date of July 5, 2016, and is designed to mitigate the effect of increases in interest rates between the effective date of the Swap Transactions and their maturity or earlier termination. See Note 11, Derivative Financial Instruments and Hedging Activities, for further details.

We use cash generated from operations primarily for debt service obligations and capital expenditures and to fund other working capital requirements. In assessing our liquidity, we review and analyze our current cash on-hand, the number of days our sales are outstanding and capital expenditure commitments. Our ability to make scheduled payments of principal, or to pay the interest on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future operating performance. Future principal debt payments are expected to be paid out of cash flows from operations, cash on- hand and, if consummated, future financings. Based upon the current level of operations, management expects our cash flows from operations along with availability under our Credit Facilities will provide sufficient liquidity to fund our obligations, including our projected working capital requirements, debt interest and retirement obligations and related costs, and capital spending for the foreseeable future. To the extent we make future acquisitions, we may require new sources of funding, including additional debt or equity financing or some combination thereof.

We experience seasonal fluctuations in our net sales and cash flow from operations, tied primarily to the North American school year. In particular, Jostens generates a significant portion of its annual net sales in the second quarter in connection with the delivery of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks, and a significant portion of its annual cash flow in the fourth quarter is driven by the receipt of customer deposits in our Scholastic and Memory Book segments. The net sales of our sampling and other direct mail and commercial printed products have also historically reflected seasonal variations, and we generate a majority of the annual net sales in this segment during the third and fourth quarters, including based on the timing of customers’ advertising campaigns which have traditionally been concentrated prior to the Christmas and spring holiday seasons. Based on the seasonality of our cash flow, we traditionally borrow under our Revolving Credit Facility during the third quarter to fund general working capital needs during this period of time when schools are generally not in session and orders are not being placed, and repay the amount borrowed for general working capital purposes in the fourth quarter when customer deposits in the Scholastic and Memory Book segments are received and customers’ advertising campaigns in anticipation of the holiday season generally increase.

We have substantial debt service requirements and are highly leveraged. As of June 30, 2012, we had total indebtedness of $1,936.7 million (exclusive of $11.9 million of standby letters of credit outstanding and $17.5 million of original issue discount related to the Term Loan Credit Facility), including $1,174.4 million outstanding under the Term Loan Credit Facility, $750.0 million aggregate principal amount outstanding under the Senior Notes and $12.3 million of outstanding borrowings under capital lease and equipment financing arrangements. Our cash and cash equivalents as of June 30, 2012 totaled $63.8 million. We had no outstanding borrowings under the Revolving Credit Facility as of June 30, 2012 (other than the $11.9 million outstanding in the form of standby letters of credit). As of June 30, 2012, we were in compliance with the financial covenants under our outstanding material debt obligations, including our consolidated total debt to consolidated EBITDA covenant. Our principal sources of liquidity are cash flows from operating activities and available borrowings under the Credit Facilities, which included $163.1 million of available borrowings (net of standby letters of credit) under the $175.0 million Revolving Credit Facility as of June 30, 2012.

Our liquidity and our ability to fund our capital requirements will depend on the credit markets and our financial condition. The extent of any impact of credit market conditions on our liquidity and ability to fund our capital requirements or to undertake future financings will depend on several factors, including our operating cash flows, credit conditions, our credit ratings and credit capacity, the cost of financing and other general economic and business conditions that are beyond our control. If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flows from operations or we may not be able to obtain future financings to meet our liquidity needs. Any refinancing of our debt could be on less favorable terms, including becoming subject to higher interest rates. In addition, the terms of existing or future debt instruments, including the Credit Facilities and the Indenture, may restrict certain of our alternatives. We anticipate that, to the extent additional liquidity is necessary to fund our operations or make additional acquisitions, it would be funded through borrowings under our Revolving Credit Facility, the incurrence of other indebtedness, additional equity issuances or a combination of these potential sources of liquidity. The possibility of consummating any such financing will be subject to conditions in the capital markets at such time. We may not be able to obtain this additional liquidity when needed on terms acceptable to us or at all.

As market conditions warrant, we and our Sponsors, including KKR and DLJMBP III and their affiliates, may from time to time redeem or repurchase debt securities, in privately negotiated or open market transactions, by tender offer, exchange offer or otherwise subject to the terms of applicable contractual restrictions and the applicable provisions of the Securities Act. We cannot give any assurance as to whether or when such repurchases or exchanges will occur and at what price.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There were no material changes in our exposure to market risk during the quarter ended June 30, 2012. During the first six months of 2012, there continued to be unprecedented volatility in the price of gold. To mitigate continued volatility and the impact on our manufacturing costs, we have entered into purchase commitments which we believe will cover all of our needs for the remainder of 2012 and a portion of 2013. For additional information, refer to the discussion under Part I, Item 1., Note 12, Commitments and Contingencies and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations – General, elsewhere in this report and Part II, Item 7A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

ITEM 4.	CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our management, under the supervision of our Chief Executive Officer and Senior Vice President, Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Senior Vice President, Chief Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

During the quarter ended June 30, 2012, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Our equity securities are not registered pursuant to Section 12 of the Exchange Act. For the second fiscal quarter ended June 30, 2012, we did not issue or sell any equity securities.

ITEM 5.	OTHER INFORMATION

We make the following disclosure that otherwise would be made on a Form 8-K/A:

The disclosure contained in this Item 5 amends and supplements the Form 8-K filed by Visant on May 15, 2012 (the “Original 8-K”), disclosing the consolidation of certain of the memory book operations of Jostens resulting in the permanent closure of manufacturing operations at Jostens’ Topeka, Kansas facility, to be substantially completed by early 2013.

At the time of the filing of the Original 8-K, Visant was unable in good faith to make a determination of an estimate of the total amount or range of amounts expected to be incurred in connection with the consolidation.

Visant estimates the total cash costs to be incurred in connection with the consolidation will be approximately $8.6 million, consisting of (1) approximately $ 5.3 million for severance, termination-related benefits [and related cash expenditures and relocation costs], (2) approximately $1.2 million relating to the closure of manufacturing operations at the facility and associated costs and (3) approximately $2.1 million relating to the relocation of equipment. Visant anticipates that substantially all of the cash costs will be incurred during the remainder of fiscal 2012 and the first six months of fiscal year 2013. Visant estimates the total non-cash costs to be incurred in connection with the consolidation from the write-off of certain fixed assets will be approximately $1.3 million.

All discussions of costs and time periods set forth in this Item 5 are estimates which, while based on Visant’s current good faith expectations, are subject to change. See “Cautionary Note Regarding Forward-Looking Statements” above.

We make the following additional disclosure that otherwise would be made on a Form 8-K:

On August 9, 2012, Visant and Jostens entered into a second amended and restated employment agreement with Jostens’ President and Chief Executive Officer, Timothy Larson, to extend the term and to make certain administrative and other modifications to his existing employment agreement otherwise due to expire in January 2013, principally as follows: (i) the employment term is extended through December 31, 2015, and is automatically renewable thereafter for one year periods, subject to earlier termination by the Company or Mr. Larson pursuant to the terms of the agreement; (ii) Mr. Larson’s base salary will be increased to $750,000 effective as of January 1, 2013; (iii) Mr. Larson will be entitled to further participation in the equity-based long-term incentive programs of the Company, including under (a) a long-term incentive phantom share program on terms consistent with other senior executives of Jostens and subject to vesting and such other terms and conditions and restrictions, including meeting certain performance metrics and continued employment, and (b) the 2004 Plan pursuant to which, in consideration of entering into the second amended and restated agreement, he was provided a grant of 40,000 stock options for the Class A Common Stock with an exercise price of $96.20 per share, which will vest in equal parts on each of December 31, 2013, 2014 and 2015, subject to continued employment through such dates; and (iv) Mr. Larson may at any time for any reason resign his employment, subject to nine months’ prior notice (or such shorter period that we may mutually agree with Mr. Larson), with such termination entitling Mr. Larson to the same rights and benefits as he would be entitled to receive in connection with a termination by us without cause or by him for good reason.

A copy of the second amended and restated employment agreement is filed as Exhibit 10.1 to this Form 10-Q and the foregoing is qualified by the terms of such agreement.

ITEM 6.	EXHIBITS

3.1(1)	Amended and Restated Certificate of Incorporation of Visant Corporation (f/k/a Ring IH Corp.).

3.2(2)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Visant Corporation.

3.3(1)	By-Laws of Visant Corporation.

10.1	Second Amended and Restated Employment Agreement dated as of August 9, 2012 by and among Visant Corporation, Jostens, Inc. and Timothy Larson.*

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

31.2	Certification of Senior Vice President, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

32.2	Certification of Senior Vice President, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

101	The following materials from Visant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations and Comprehensive Loss (ii) the Condensed Consolidated Balance Sheets, (iii) the Condensed Consolidated Statements of Cash Flows, and (iv) Notes to the Condensed Consolidated Financial Statements.

(1)	Incorporated by reference to Visant Corporation’s Form S-4 (file no. 333-120386), filed on November 12, 2004.

(2)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed on April 1, 2005.

*	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VISANT CORPORATION

Date: August 14, 2012	/s/ Marc L. Reisch
Marc L. Reisch
President and
Chief Executive Officer
(principal executive officer)

Date: August 14, 2012	/s/ Paul B. Carousso
Paul B. Carousso
Senior Vice President, Chief Financial Officer
(principal financial and accounting officer)

Exhibit 10.1

SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

Timothy M. Larson

This SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is dated as of August 9, 2012 (the “Effective Date”) by and between Jostens, Inc. (the “Company”), a wholly owned subsidiary of Visant Corporation (“Visant”) and Timothy M. Larson (the “Executive”), and amends and restates the Amended and Restated Employment Agreement entered into as of October 7, 2011.

WHEREAS, the Company has been employing Executive and desires to continue to employ Executive, and Executive has been and desires to continue to be employed by the Company, in each case on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 7 of this Agreement, Executive shall be employed by the Company for a period commencing on the Effective Date and ending on December 31, 2015 (the “Initial Term”), on the terms and subject to the conditions set forth in this Agreement. Following the Initial Term, the term of Executive’s employment hereunder shall automatically be renewed on the terms and conditions hereunder for additional one-year periods commencing on each anniversary of the last day of the Initial Term (the Initial Term and any annual extensions of the term of this Agreement, subject to the provisions of Section 7 hereof, together, the “Employment Term”), unless either party gives written notice of non-renewal at least sixty (60) days prior to such anniversary.

2. Position.

a. During the Employment Term, Executive shall serve as the President and Chief Executive Officer of the Company. In such position, Executive shall have such duties and authority as determined by the Chief Executive Officer of Visant or the Board of Directors of Visant (the “Board”) and commensurate with the position of president of a company of similar size, structure and nature to that of the Company. During the Employment Term, the Executive shall report to the Chief Executive Officer of Visant or, as he or the Board shall designate from time to time, such equivalent executive or the Board.

b. During the Employment Term, Executive will devote Executive’s full business time and reasonable best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere in any material respect with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continue to serve on any board of directors or trustees of any business corporation or any charitable organization; provided, further, in each case in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 8.

1

3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $700,000 through December 31, 2012 and at the annual rate of $750,000 thereafter. The base salary shall be payable in substantially equal periodic payments in accordance with the Company’s practices for other executive employees, as such practices may be determined from time to time. Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board, which shall at least annually beginning in January 2014 review Executive’s rate of base salary to determine if any such increase shall be made. Executive’s annual base salary, as in effect from time to time hereunder, is hereinafter referred to as the “Base Salary.”

4. Annual Bonus. During the Employment Term, Executive shall be eligible to earn an annual bonus award between 0% and up to 127% of Executive’s Base Salary in respect of each fiscal year of the Company (an “Annual Bonus”), with a target amount equal to 100% of Executive’s Base Salary (the “Target Bonus”) (with a maximum opportunity equal to 127% of Executive’s Base Salary (increasing in linear progression for performance above 100% and up to 150% of the performance targets) based upon achievement of certain “stretch” targets to be established by the Board annually in consultation with the Executive), payable upon the Company’s achievement of certain performance targets (of which no less than 67% shall be weighted based on EBITDA (as such term is defined in that certain Stock Option Agreement dated March 17, 2005 (covering Executive’s stock options that vest based on Company performance) (the “Option Agreement”)) for each fiscal year of the Company (each, a “Fiscal Year”), with the balance of such performance targets to be based on other metrics established by the Board from year to year. The Annual Bonus shall be payable under the Company’s management incentive compensation plan, or any successor thereto (the “Incentive Plan”), on such terms and at such time(s) as annual bonuses are otherwise payable thereunder.

5. Employee Benefits; Business Expenses.

a. Employee Benefits. During the Employment Term, Executive and his dependents shall be entitled to participate in the Company’s welfare benefit plans, fringe benefit plans and qualified and nonqualified retirement plans (the “Company Plans”) as in effect from time to time as determined by the Board (collectively, the “Employee Benefits”), on the same basis as those benefits are made available to the other senior executives of the Company, in accordance with the Company’s policies as in effect from time to time, including the senior executive medical allowance and physical exam program on the same terms as offered to other senior executives of the Company from time to time. In addition, Executive shall continue to be entitled to benefits under Executive’s Executive Supplemental Retirement Agreement dated March 25, 2004 (as amended and restated by agreement dated December 10, 2008), subject to and in accordance with its terms as in effect from time to time and on the same basis made available to other senior executives of the Company from time to time.

2

b. Perquisites. During the Employment Term, Executive shall be entitled to receive such perquisites as are made available to other senior executives of the Company in accordance with the Company’s policies as in effect from time to time as determined by the Board; provided that Executive shall be entitled to (i) not less than four weeks of paid vacation per annum, which shall be subject to the Company’s vacation policy applicable to the other senior executives of the Company and in accordance with the Company’s policies as in effect from time to time, (ii) reimbursement for financial counseling services (including financial planning, tax preparation, estate planning, and tax and investment planning software) in an amount not to exceed $1,500 annually, and (iii) a monthly car allowance of $1,800.

c. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies applicable to senior executive officers of the Company.

6. Long Term Incentive Award; Equity Participation.

a. Annual Long Term Incentive Program; 2012 Long Term Incentive Program. During the Employment Term, Executive will be entitled to participate in annual long-term incentive programs placed into effect for senior management of the Company to promote the long-term financial interests and strategic growth of the Company and its stockholders and to retain and motivate senior management. The award and vesting targets and other terms, conditions and restrictions will be as established on an annual basis by the Board (or appropriate committee thereof). For 2012, Executive shall be eligible to participate in the 2012 Long Term Incentive Program (the “2012 LTI”) under which Executive shall receive an award of 21,830 phantom shares based on the Class A Common Stock (the “stock”) of Visant Holding Corp. (“VHC”), which shall be subject to vesting and payment pursuant to the terms, conditions and restrictions of the 2012 LTI as more fully set forth in the award letter to be presented thereunder. For the ensuing 2013 and 2014 annual periods during the Employment Term, the grant date value of the annual award is anticipated to be on a basis substantially consistent with the grant date value of the award to Executive under the 2012 LTI.

b. Stock Options. Executive shall receive a one-time grant of 40,000 stock options (the “Stock Options”) on the stock with an exercise price of $96.20 per share, which shall vest in equal parts on each of December 31, 2013, 2014 and 2015 subject to Executive’s continued employment with the Company, and which shall be subject to such other terms, conditions and restrictions as more fully set forth in the respective stock option agreement previously presented to Executive hereunder and the management stockholder’s agreement and sale participation agreement (such agreements together with the 2012 LTI, the “New Equity Documents”), which shall govern Executive’s holding, vesting and disposition of the Stock Options, and the Plan (as defined in Section 7(a)(ii)).

7. Termination. Executive’s employment hereunder may be terminated based on the terms and conditions of this Section and as described in subsections 7(a), 7(b), 7(c) and 7(f), as the case may be; provided that Executive will be required to give the Company at least 180 days advance written notice of any resignation of Executive’s employment (other than due to Executive’s death or Disability) or such longer period provided under Section 7(f) hereof. In the event that the Company terminates Executive’s employment in accordance with the foregoing sentence the Company may, in its sole discretion, prohibit Executive from entering the premises

3

of the Company for all or any portion of the period after giving him notice of such termination. Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Company; provided, however, that nothing contained in this Section 7 shall diminish Executive’s rights with respect to the Equity Documents (as such term is defined in Section 11(i) of this Agreement) or the New Equity Documents, which shall govern the respective equity holdings of Executive in VHC on the terms and conditions thereunder and, as applicable, following any termination in accordance therewith, subject, in the case of stock and stock-based awards held by Executive prior to the date of this Agreement, to the terms of Section 7(c)(iii) and the Equity Documents.

a. By the Company For Cause or By Executive Without Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Company for Cause (as defined below) and shall terminate automatically upon Executive’s resignation; provided that Executive will be required to give the Company at least 180 days advance written notice of such resignation for Good Reason (or such shorter period as otherwise may be mutually agreed by the Company and Executive in writing) or such longer period as may be provided under Section 7(f) hereof.

(ii) For purposes of this Agreement, “Cause” shall mean (A) Executive’s willful and continued failure to perform his material duties with respect to the Company or its subsidiaries as provided hereunder which continues beyond thirty (30) days after a written demand for substantial performance is delivered to Executive by the Company (the “Cure Period”); (B) the willful or intentional engaging by Executive in conduct that causes material and demonstrable injury, monetarily or otherwise, to the Company, the Investors or their respective Affiliates (each as defined in the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. (“VHC”) and Its Subsidiaries (the “Plan”)); (C) the commission by Executive of a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude; or (D) a material breach of this Agreement or any of the Equity Documents or the New Equity Documents by Executive, including, without limitation, engaging in any action in breach of the restrictive covenants set forth in Section 8 of this Agreement or the Equity Documents or the New Equity Documents, that continues beyond the Cure Period (to the extent that such breach can reasonably be cured). The determination of Cause shall be made by the Chief Executive Officer of Visant following consultation with the Board and shall be communicated to Executive in writing setting forth the basis of Cause. Executive and his legal counsel shall have the opportunity to communicate Executive’s position to the Board promptly following Executive’s receipt of the Company’s explanation and in any event not later than five (5) days from receipt, prior to a final determination of Cause, and any determination of Cause shall be made in writing to Executive. In addition, “Good Reason” shall mean (i) a reduction in the Executive’s base salary or annual incentive compensation opportunity (other than a general reduction in base salary or annual incentive compensation opportunity that affects all members of senior management in substantially the same proportions, provided that the Executive’s base salary is not reduced by more than 10%); (ii) a substantial reduction in the Executive’s duties and responsibilities, an adverse change in Executive’s titles as set forth in Section 2 above or the assignment to Executive of duties or responsibilities substantially inconsistent with such titles; or

4

(iii) a transfer of the Executive’s primary workplace by more than fifty miles outside of Bloomington, Minnesota. Prior to Executive resigning for Good Reason, Executive shall provide the Company with written notice setting forth the event or circumstance giving rise to Good Reason and the Company shall have a period of 30 days to cure such Good Reason event or circumstance. If the Company fails to cure such event or occurrence within such period, Executive may proceed with giving notice of resignation for Good Reason.

(iii) If Executive’s employment is terminated by the Company for Cause, or if Executive resigns other than for Good Reason or as a result of Executive’s death or Disability, Executive shall be entitled to receive:

(A) a lump-sum payment of the Base Salary that is earned by Executive but unpaid as of the Date of Termination (as such term is defined in Section 7(d) below), paid within ten (10) business days after the Date of Termination;

(B) a lump-sum payment of any Annual Bonus that is earned by Executive in respect of the Fiscal Year immediately prior to the Fiscal Year in which the Date of Termination occurs, but unpaid as of the Date of Termination, paid within ten (10) business days after the Date of Termination;

(C) a lump-sum payment equal to all vacation pay that is accrued in respect of Executive’s unused vacation days as of the Date of Termination, paid within ten (10) business days after the Date of Termination;

(D) reimbursement for any unreimbursed business expenses incurred by Executive in accordance with Company policy referenced in Section 5(c) above prior to the Date of Termination (with such reimbursements to be paid promptly after Executive provides the Company with the necessary documentation of such expenses to the extent required by such policy);

(E) such Employee Benefits, if any, as to which Executive may be entitled under the applicable Company Plans upon termination of employment hereunder, to the extent provided therein (the payments and benefits described clauses (A) through (E) hereof being referred to, collectively, as the “Accrued Rights).

Following such termination of Executive’s employment by the Company for Cause or resignation by Executive other than for Good Reason or as a result of Executive’s death or Disability, except as set forth in this Section 7(a)(iii) or Section 7(f) below, Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b. Disability or Death.

(i) Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Company if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any eighteen (18) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree

5

shall be determined in writing by a qualified independent physician mutually acceptable to Executive (or to the Executive’s representative, if Executive is not capable of acting on own his behalf) and the Company. If Executive (or to the Executive’s representative, if Executive is not capable of acting on his own behalf) and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall within fifteen (15) day of the appointment of the last of the two physicians, select a third who shall make such determination in writing. If such two physicians do not within such fifteen (15) day period select a third physician, the parties agree that either party may request a court of competent jurisdiction to select such third physician on an expedited basis, the application to which the non-moving party consents. The determination of Disability hereunder shall be made in a writing that is promptly provided to the Company and Executive (or his representative, if Executive is not capable of acting on his own behalf) shall be final and conclusive for all purposes of the Agreement.

(ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Rights; and

(B) a lump-sum payment of the pro rata portion (based upon the number of days in the applicable Fiscal Year during which Executive was employed with the Company through the Date of Termination, relative to the number of days in the applicable Fiscal Year) of the Annual Bonus, if any, that Executive would have been entitled to receive pursuant to the Incentive Plan had Executive remained employed through the date that bonuses are paid to other executives under the Incentive Plan in respect of the Fiscal Year in which the Date of Termination occurs, paid when such bonuses are otherwise paid to active participants under the Incentive Plan (the “Pro Rata Bonus”).

Following Executive’s termination of employment due to Executive’s death or Disability, except as set forth in this Section 7(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By the Company Without Cause; By Executive for Good Reason.

(i) Executive’s employment hereunder may be terminated by the Company without Cause or by Executive for Good Reason.

(ii) If Executive’s employment is terminated by the Company without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time but excluding by reason of his death or Disability) or by Executive for Good Reason, Executive shall be entitled to receive:

(A) the Accrued Rights payable as provided under Section 7(a)(iii) and any Pro Rata Bonus payable as provided under Section 7(b)(ii)(B);

6

(B) subject to Executive’s continued compliance with the provisions of Section 8 and subject to Executive’s execution (without revocation) of a release of claims (the form of which shall be that customarily provided by the Company to terminating employees), an amount equal to the sum of (x) twenty-four months’ Base Salary at the rate in effect immediately prior to the Date of Termination and (y) the product of (I) 2.0 and (II) the Target Bonus for the year in which the Date of Termination occurs. The foregoing shall be payable in equal monthly installments over the twenty-four (24) month period commencing on such Date of Termination (the “Severance Period”); and

(C) continuation of health and welfare benefits (pursuant to the same benefit plans as in effect for active employees of the Company) until the earlier to occur of (x) twenty-four months from the Date of Termination and (y) the date on which Executive commences to be eligible for comparable coverage from any subsequent employer.

The amounts payable under this Section 7(c)(ii) shall be without giving effect to any reduction in compensation otherwise giving rise to “Good Reason” under clause (i) thereof, in the case of a termination for Good Reason.

(iii) In the case of Executive’s termination of employment by the Company without Cause, by Executive for Good Reason or by Executive under Section 7(f) hereof, in addition to the foregoing: (A) Executive shall be entitled to exercise his vested options on the stock granted to Executive under the Equity Documents through a net settlement exercise (pursuant to which Executive’s payment of the exercise price and taxes due in connection with the exercise will be paid by shares of stock underlying such options that otherwise would be issued as a result of the exercise, based on the fair market value of the shares at the time (as determined under the Equity Documents and the Plan and the most recently available third party valuation of the stock obtained by Visant)) effective the Date of Termination. The resulting net number of shares of stock will be subject to a hold period of 6 months and 2 days from issuance (the day following the end of the hold period, the “date of repurchase”), at which date Visant will repurchase the shares at the fair market value of the shares as of the date of repurchase (as determined under the Equity Documents and the Plan and the most recently available third party valuation of the stock obtained by Visant). (B) Any shares of the stock owned by Executive at the Date of Termination (or vested in connection with the termination of employment pursuant to the Restricted Stock Agreement dated September 10, 2010 between VHC and Executive (the “2010 RSA”)) will be valued as of the Date of Termination based on the fair market value (as determined under the Equity Documents and the Plan) of the stock as of the Date of Termination based on the most recently available third party valuation of the stock obtained by Visant, and tendered by Executive to Visant, which will repurchase the shares of stock as of the Date of Termination. The proceeds equal to the number of shares of stock owned by Executive and repurchased by Visant multiplied by the fair market value of a share of the stock will be paid to Executive in a lump sum on the thirtieth (30th) day following the second anniversary of the Date of Termination. The terms of the RSA shall hereby be deemed amended in the case of a resignation by Executive under Section 7(f) and subject to Executive’s compliance with the terms thereof, such that a resignation by Executive under Section 7(f) shall be deemed a termination of Employment for Good Reason for purposes of Section 2 of the RSA. However,

7

for the avoidance of doubt the provisions of this Section 7(c)(iii) shall not apply to any Stock Options, phantom shares or stock pursuant to the New Equity Documents and granted pursuant to the arrangements under Section 6 of this Agreement or any stock options, phantom shares or stock granted pursuant to any arrangement after the date of this Agreement.

Following Executive’s termination of employment by the Company without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time), by Executive for Good Reason or by Executive pursuant to Section 7(f), except as set forth in Section 7(c)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement or any other severance plan or arrangement of Visant or any of its subsidiaries.

d. Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 11(h)) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. For purposes of this Agreement, the “Date of Termination” shall mean the effective date of resignation or termination by the respective party; provided, however, that (i) with respect to a termination for Cause by the Company, the Date of Termination shall not occur prior to the expiration of any applicable Cure Period, (ii) with respect to a resignation by Executive (other than in the case of Executive’s death or Disability), the Date of Termination shall not occur prior to the exhaustion of any notice period on the part of Executive required under Section 7 (or such shorter period as otherwise may be mutually agreed by the Company and Executive in writing, in the case of Executive’s resignation for Good Reason or under Section 7(f)), and subject to there being no cure by the Company prior to such date, in the case of a resignation for Good Reason and (iii) upon a nonrenewal of the Employment Term by either party, the date the Employment Term expires, and not the date of the notice itself, shall constitute the applicable Date of Termination.

e. Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the Date of Termination and to the extent applicable, from the Board (and any committees thereof) and the board of directors (and any committees thereof) of any of the Company’s Affiliates (as defined in the Plan).

f. Resignation. In addition to the other rights of Executive hereunder, and notwithstanding anything to the contrary set forth in this Agreement, Executive may at any time for any reason provide the Company with a Notice of Termination to terminate his employment with the Company without Good Reason. In the event Executive provides such a Notice of Termination without Good Reason, Executive’s last day of employment with the Company will be nine (9) months after Executive provides such a Notice of Termination under this Section 7(f) (the “Transition Period”), provided that if Executive and the Company mutually agree the duration of the Transition Period and Executive’s employment may be shortened to such shorter period as agreed by the parties in writing. A termination of employment by Executive made under this Section 7(f) shall entitle Executive to the rights and benefits under Sections 7(c)(ii) and 7(c)(iii). During the duration of the Transition Period Executive shall be entitled to the compensation and benefits otherwise

8

provided, and shall perform such duties and responsibilities, in each case as set forth in this Agreement, provided that for the avoidance of doubt the Company reserves its rights under Section 7 and to modify Executive’s responsibilities during such period and provided further that Executive agrees, if requested, to also assist the Company in the recruitment and/or selection of Executive’s successor and/or other employees, any restructuring plans, and/or the transition of his duties and responsibilities to others employed and/or to be employed by the Company (and any such modification to Executive’s duties and/or responsibilities shall not give rise to a right of Executive to resign for Good Reason under this Agreement).

8. Confidential Information; Covenant Not to Compete; Non-Solicit.

a. Executive acknowledges and recognizes the highly competitive nature of the business of Visant and its Affiliates and accordingly agrees as follows:

(i) In consideration of the Company entering into this Agreement with the Executive and without limitation of any prior agreement made with respect to confidentiality or other restrictive covenants made by Executive in the favor of VHC or any of its Affiliates prior to the date hereof, the Executive hereby agrees effective as of the date of the Executive’s commencement of employment with the Company or its subsidiaries, without the Company’s prior written consent, the Executive shall not, directly or indirectly, (x) at any time during or after the Executive’s employment with the Company or its subsidiaries, disclose any Confidential Information (as such term is defined in that certain Management Stockholder’s Agreement dated March 17, 2005 previously entered by Executive) pertaining to the business of the Company or any of its subsidiaries, except when required to perform his or her duties to the Company or one of its subsidiaries, by law or judicial process; or (y) at any time during the Executive’s employment with the Company or its subsidiaries and for a period of two years thereafter, directly or indirectly (A) act as a proprietor, investor, director, officer, employee, substantial stockholder, consultant, or partner in any business that directly or indirectly competes, at the relevant determination date, with the business of the Company in, (1) school photography services or school-related clothing, affinity products and services, including yearbooks, (2) memory books, (3) commercial printing and binding, (4) printing services to companies engaged in direct marketing, (5) fragrance, cosmetics and toiletries-related sampling or (6) single use packaging for fragrances, cosmetics and toiletries, in North America in the case of clauses (1) through (4) and in North America and Europe in the case of clauses (5) and (6), (B) solicit customers or clients of the Company or any of its subsidiaries to terminate their relationship with the Company or any of its subsidiaries or otherwise solicit such customers or clients to compete with any business of the Company or any of its subsidiaries or (C) solicit or offer employment to any person who has been employed by the Company or any of its subsidiaries at any time during the twelve (12) months immediately preceding the termination of the Executive’s employment. If the Executive is bound by any other agreement with the Company regarding the use or disclosure of Confidential Information, the provisions of this Agreement shall be read in such a way as to further restrict and not to permit any more extensive use or disclosure of Confidential Information.

b. Notwithstanding clause (a) above, if at any time a court holds that the restrictions stated in such clause (a) are unreasonable or otherwise unenforceable under circumstances then existing, the parties hereto agree that the maximum period, scope or

9

geographic area determined to be reasonable under such circumstances by such court will be substituted for the stated period, scope or area. In the event that the provisions of this Section 8, or any portion thereof, should ever be adjudicated by a court of competent jurisdiction in proceedings to which Executive, Visant or any of its subsidiaries is a proper party to exceed the time or geographic or other limitations permitted by applicable law, then such provisions shall be deemed reformed to the maximum time or geographic or other limitations permitted by applicable law, as determined by such court in such action, the parties hereby acknowledging their desire that in such event such action be taken.

Because the Executive’s services are unique and because the Executive has had access to Confidential Information, the parties hereto agree that money damages will be an inadequate remedy for any breach of this Agreement. In the event of a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without the posting of a bond or other security).

9. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 8 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

10. Arbitration. Except as provided in Section 9, any other dispute arising out of or asserting breach of this Agreement, or any statutory or common law claim by Executive relating to his employment under this Agreement or the termination thereof (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration before JAMS (fka Judicial Arbitration and Mediation Specialists) in accordance with JAMS’ Employment Arbitration Rules and Procedures. Such arbitration process shall take place in New York, New York. A court of competent jurisdiction may enter judgment upon the arbitrator’s award. Each party shall pay the costs and expenses of arbitration (including fees and disbursements of counsel) incurred by such party in connection with any dispute arising out of or asserting breach of this Agreement, provided that the arbitrator shall award the party prevailing on substantially all of the material elements of the dispute its reasonable attorney’s fees following the conclusion of the arbitration.

11. Miscellaneous.

a. Reserved.

b. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

10

c. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto; provided, however, that the parties hereto acknowledge that an executive officer of VHC shall have the right, in his or her sole discretion, to reduce the scope of any covenant set forth in this Agreement or any portion thereof, effective as to Executive immediately upon receipt by Executive of written notice thereof from VHC.

d. No Waiver. No waiver of any of the provisions of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or be construed as a further, continuing or subsequent waiver of any such provision or as a waiver of any other provision of this Agreement. No failure to exercise and no delay in exercising any right, remedy or power hereunder will preclude any other or further exercise of any other right, remedy or power provided herein or by law or in equity.

e. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

f. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee or other designee or, if there be no such devisee, legatee or designee, to Executive’s estate. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an Affiliate, and shall be assigned to any successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such Affiliate or successor person or entity. Further, the Company will require any successor (whether, direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets which is required by this Section 11(f) to assume and agree to perform this Agreement or which otherwise assumes and agrees to perform this Agreement; provided, however, in the event that any successor, as described above, agrees to assume this Agreement in accordance with the preceding sentence, as of the date such successor so assumes this Agreement, the Company shall cease to be liable for any of the obligations contained in this Agreement.

g. Set Off; Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set-off, counterclaim or recoupment, other than amounts loaned or advanced to Executive by the

11

Company or its Affiliates or otherwise as provided in Section 7(c)(ii)(C) hereof. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Executive’s other employment or otherwise.

h. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Jostens, Inc.

c/o Visant Corporation

357 Main Street

Armonk, New York 10504

Attention: General Counsel

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Andrea K. Wahlquist, Esq.

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

With a copy to:

Wechsler & Cohen, LLP

17 State Street, 15th Floor

New York, New York 10004

Attention: David B. Wechsler, Esq.

i. Prior Agreements. This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its Affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its Affiliates; provided, however, that the Equity Documents (as defined hereafter) and the New Equity Documents, as applicable, shall govern the terms and conditions of Executive’s

12

respective equity holdings thereunder in the Company or VHC, and the terms and conditions thereof, and the Amended and Restated Executive Supplemental Retirement Agreement dated December 10, 2008 shall govern the terms and conditions of Executive’s benefits thereunder. For purposes of this Agreement, “Equity Documents” shall mean each of the Management Stockholder’s Agreement, the 2010 RSA and the Sale Participation Agreement previously entered into by Executive, the 2004 and 2005 stock option agreements, the 2008 Long Term Incentive Plan award letter and the 2010 Long Term Incentive Plan award letter.

j. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder, but only to the extent the Company requests such cooperation with reasonable advance notice to Executive and in respect of such periods of time as shall not unreasonably interfere with Executive’s ability to perform his duties with any subsequent employer; provided, however, that without duplication of costs and expenses covered under Section 14, the Company shall pay any reasonable travel, lodging and other related out of pocket expenses that Executive may incur in connection with providing all such cooperation, to the extent approved by the Company prior to incurring such expenses, and including reasonable compensation for his time in the event that such cooperation is requested by the Company (and exclusive of where Executive’s participation is required by virtue of legal process or demand) during any period of time that Executive is not receiving compensation whether as an active employee or as severance.

k. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

l. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12. Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (a) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (b) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. For purposes of Section 409A, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Section

13

409A, and references herein to Executive’s “termination of employment” shall refer to Executive’s separation from service with the Company within the meaning of Section 409A of the Code. To the extent any reimbursements or in-kind benefits due under this Agreement constitute “deferred compensation” under Section 409A, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 12; provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect to thereto.

13. Reserved.

14. Indemnification. The Company agrees to indemnify and defend the Executive to the maximum extent and subject to the applicable terms, conditions, limitations and exclusions, as permitted by applicable law and by the applicable Certificate of Incorporation and by-laws (or the applicable equivalent governing documents) and directors’ and officers’ insurance, with respect to any and all claims which arise from or relate to Executive’s duties as an officer, member of a Board of Directors of the Company or any subsidiary (or equivalent governing entity) and employee of the Company, and duties performed in connection with the offices of the Company and its subsidiaries held by Executive, or as a fiduciary of any employee benefit plan or a similar capacity for which Executive performs services at Visant’s or the Company’s request.

[Signatures on next page.]

14

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

VISANT CORPORATION:		EXECUTIVE:

/s/ Timothy M. Larson
Timothy M. Larson

By:	/s/ Marc L. Reisch

JOSTENS, INC.:

By:	/s/ Marc L. Reisch

[signature page Amended and Restated Employment Agreement]

15

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Marc L. Reisch, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Visant Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2012	/s/ Marc L. Reisch
Marc L. Reisch
President and
Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Paul B. Carousso, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Visant Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2012	/s/ Paul B. Carousso
Paul B. Carousso
Senior Vice President, Chief Financial Officer (principal financial officer)

EXHIBIT 32.1

CERTIFICATION BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Visant Corporation (the “Company”) on Form 10-Q for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Marc L. Reisch, the President and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2012	/s/ Marc L. Reisch
Marc L. Reisch
President and
Chief Executive Officer
(principal executive officer)

EXHIBIT 32.2

CERTIFICATION BY THE PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Visant Corporation (the “Company”) on Form 10-Q for the period ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul B. Carousso, Senior Vice President, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 14, 2012	/s/ Paul B. Carousso
Paul B. Carousso
Senior Vice President, Chief Financial Officer (principal financial officer)